swank
ANNUAL REPORT
2003

To Our Shareholders and Friends

President's Letter

Your company made substantial progress toward returning to profitability in 2003. The combination of slowly improving business conditions in the latter half of the year and lower operating costs stemming from the significant expense reduction initiatives undertaken over the past several quarters began to bear fruit. Net sales for the year fell 5.2% to $94,845,000 resulting in a net loss of $2,620,000 compared to a net loss of $374,000 in 2002. However, exclusive of restructuring and other non-recurring charges of $1,640,000, the Company's 2003 operating profit was $182,000 compared to an operating loss of $2,464,000 for the prior year. The improvement was even more notable, as the net loss in 2002 was favorably affected by a tax credit of $2,594,000, which reflected the utilization of available tax loss carrybacks, while no tax credit was recorded in 2003. Non-recurring charges in 2003 included inventory write-downs, severances and other charges (of which $1,360,000 was recorded in cost of goods sold) recorded during the fourth quarter of 2003 associated with the closing of the Company's South Norwalk, CT belt manufacturing plant.

Despite the net loss recorded in 2003, the year saw many positive developments. The most important decision the Company made, and probably the most difficult, involved closing its South Norwalk plant and terminating its belt manufacturing operations. For nearly thirty years, Swank manufactured high quality personal leather goods and belts at its Connecticut location. Over the past several years, however, the economics of our industry have changed making it virtually impossible for us to manufacture domestically and remain competitive. Moreover, the Company will require other economical sources of merchandise as it continues to aggressively pursue additional retail venues to broaden the distribution of its products. These factors unfortunately left the Company with no choice but to close its production plant and transfer its belt requirements to lower cost third-party vendors. Late in 2003, the Company began discussions with the landlord of its South Norwalk plant. An agreement was reached during the first quarter of 2004 and the lease was terminated effective April 1, 2004. We anticipated that this action would result in significant cash savings going forward and immediately improve gross margins on the Company's belt merchandise. Indeed, during the first quarter of 2004, margins improved by 440 basis points compared to the same period last year, suggesting that the Company's plan is working.

Finally, the Company anticipates closing during the second quarter of 2004 on a new revolving credit facility. The new credit agreement will replace the Company's current arrangement and will provide additional liquidity to support the busy fall months ahead. Finalizing the new credit line will be another very positive step forward for the Company.

With these important achievements behind us, we look forward to 2004. Retailers experienced a relatively strong spring season which hopefully will provide the momentum for a successful holiday period. We thank our customers, vendors, board of directors, and most of all, our dedicated employees for their support.

Sincerely yours,

/s/ John Tulin

John Tulin
President and Chief Executive Officer
April 14, 2004

Swank, Inc. Financial Highlights
For each of the Five Years Ended December 31
(In thousands, except share and per share data)	2003	2002	2001	2000	1999

Operating Data:

Net sales	$ 94,845	$ 100,011	$ 87,812	$ 100,750	$ 104,159
Cost of goods sold	67,123	71,857	61,831	69,626	69,947
Cost of goods sold - restructuring	1,360	-	-	-	-

Total cost of goods sold	68,483	71,857	61,831	69,626	69,947

Gross profit	26,362	28,154	25,981	31,124	34,212
Selling and administrative expenses	27,540	30,618	30,397	35,037	33,254
Restructuring expenses	280	-	473	1,496	-

Income (loss) from operations	(1,458)	(2,464)	(4,889)	(5,409)	958
Interest expense, net	1,162	1,144	1,422	1,869	1,305
Other (income)	-	(640)	-	-	-

(Loss) before income taxes and minority interest	(2,620)	(2,968)	(6,311)	(7,278)	(347)
Provision (benefit) for income taxes	-	(2,594)	(267)	3,890	(379)
Minority interest in net loss of consolidated subsidiary	-	-	-	185	-

Income (loss) from continuing operations	(2,620)	(374)	(6,044)	(10,983)	32
Discontinued operations: Income (loss) from discontinued operations, net of income tax provision (benefit) of $(505), $689, and $1,340	-	-	(3,717)	(1,012)	2,355
Income (loss) on disposal of discontinued operations, net of income tax provision (benefit) of $0 and $(810)	-	300	(5,957)	-	-
Income (loss) from discontinued operations	-	300	(9,674)	(1,012)	2,355

Net income (loss)	(2,620)	$ (74)	$ (15,718)	$ (11,995)	$ 2,387

Share and per share information:
Weighted average common shares outstanding	5,522,490	5,522,490	5,522,490	5,522,513	5,522,305

Basic and diluted net income (loss) per common share:
Continuing operations	$ (.47)	$ (.06)	$ (1.10)	$ (1.99)	$ .01
Discontinued operations	-	.05	(1.75)	(.18)	.42
Net income (loss) per common share	$ (.47)	$ (.01)	$ (2.85)	$ (2.17)	$ .43

Weighted average common shares outstanding assuming dilution	5,522,490	5,522,490	5,522,490	5,522,513	5,561,286

Basic and diluted net income (loss) per common share:
Continuing operations	$ (.47)	$ (.06)	$ (1.10)	$ (1.99)	$ .01
Discontinued operations	-	.05	(1.75)	(.18)	.42
Net income (loss) per common share	$ (.47)	$ (.01)	$ (2.85)	$ (2.17)	$ .43

Balance Sheet Data:

Current assets	$ 28,811	$ 30,390	$ 34,327	$ 51,936	$ 61,271

Current liabilities	22,077	20,591	25,357	32,430	30,842

Net working capital	6,734	9,799	8,970	19,506	30,429

Property, plant and equipment, net	1,469	2,056	2,581	3,978	6,046

Total assets	34,035	35,590	43,211	62,497	74,940

Capital Expenditures	62	187	660	583	1,520

Depreciation and amortization	711	759	904	1,456	1,616

Long-term obligations and deferred credits	9,018	9,464	12,213	8,821	9,999

Stockholders' equity	2,940	5,535	5,641	21,246	33,594

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

       The Company is currently engaged in the importation, sale and distribution of men's belts, leather accessories, suspenders, and men's jewelry. These products are sold both domestically and internationally, principally through department stores, and also through a wide variety of specialty stores and mass merchandisers. The Company also operates a number of factory outlet stores primarily to distribute excess and out of line merchandise.

       Net sales in 2003 decreased 5.2% to $94,845,000 compared to $100,011,000 in 2002. The decrease in net sales was mainly due to lower shipments of certain belt and personal leather goods programs associated with new product and packaging concepts in 2002 that were not sold to the same extent in 2003. Gross profit decreased 6.4% to $26,362,000 from $28,154,000 in 2002. The decrease in gross profit resulted primarily from the decrease in net sales and certain non-recurring expenses associated with the closure of the Company's belt and suspender manufacturing facility located in South Norwalk, Connecticut ("Norwalk"). The decrease in gross profit however, was offset by a 10.1% decrease in selling and administrative expenses reducing the Company's operating loss before interest and tax by $1,006,000 or 40.8% compared to 2002.

       During 2003, the Company determined that it would be advantageous to discontinue its manufacturing operations at Norwalk and source its entire belt and suspender merchandise requirements from third-party vendors. The Company began transitioning its requirements to these vendors primarily during the second half of 2003 and, during the fourth quarter of 2003, ceased its manufacturing operations at Norwalk. As part of this transition, the Company has reorganized its sourcing and production organizations to better reflect the Company's new supply chain model. The Company recorded $1,640,000 of non-recurring expenses during the fourth quarter of 2003 in connection with the closure, including $1,360,000 in inventory-related costs that were charged to cost of goods sold.

       As part of its strategy to focus on its core strength in the men's accessories business, the Company disposed of certain of its women's costume jewelry assets on July 23, 2001 pursuant to an Agreement dated July 10, 2001 (the "Agreement") between the Company and K&M Associates, L.P. ("K&M"). Pursuant to the Agreement, the Company sold to K&M inventory, accounts receivable and miscellaneous other assets relating to the Company's Anne Klein, Anne Klein II, Guess?, and certain private label women's costume jewelry businesses. The purchase price paid by K&M to the Company at the closing of the transactions contemplated by the Agreement was approximately $4,600,000. K&M also assumed the Company's interest in its respective license agreements with Anne Klein, a division of Kasper A.S.L., Ltd., and Guess? Licensing Inc. and certain specified liabilities. The cash portion of the purchase price was subject to adjustment. In connection with the sale to K&M, the Company and K&M entered into an agreement whereby the Company provided certain operational and administrative services to and on behalf of K&M for a period of time extending from the closing date through December 31, 2001 (the "Transition Agreement"). Under the terms of the Transition Agreement, the Company was reimbursed by K&M for its direct costs associated with performing the transition services.

       Contemporaneously with the sale of the women's jewelry assets to K&M, the Company discontinued its remaining women's jewelry operations. APB Opinion No. 30 requires that the results of continuing operations be reported separately from those of discontinued operations for all periods presented and that any loss on disposal of a segment of a business be reported in conjunction with the related results of discontinued operations. Accordingly, the Company has separated results from continuing operations and results from discontinued operations for all prior periods presented. During 2002, the Company and K&M resolved all remaining purchase price and transition-related issues associated with the Agreement and recorded as an adjustment to the loss on disposal a reduction of $300,000 to the reserve it had established at December 31, 2001 to provide for potential claims. During 2001, the Company recorded a loss on disposal of $5,957,000 net of income tax benefit of $810,000, to reflect the difference between the net book value and the cash proceeds received for the assets sold to K&M; a reserve adjustment associated with certain inventory not sold to K&M; a provision for the remaining obligations under certain license agreements not assigned to K&M; and accruals for other expenses directly associated to the disposition including legal and broker's fees.

Critical Accounting Policies and Estimates

       Management believes that the accounting policies discussed below are important to an understanding of the Company's financial statements because they require management to exercise judgment and estimate the effects of uncertain matters in the preparation and reporting of financial results. Accordingly, management cautions that these policies and the judgments and estimates they involve are subject to revision and adjustment in the future. While they involve judgment, management believes the other accounting policies discussed in footnote B to the consolidated financial statements are also important in understanding the statements.

       The Company records revenues net of sales allowances, including cash discounts, in-store customer allowances, cooperative advertising, and customer returns. Sales allowances are estimated using a number of factors including historical experience, current trends in the retail industry and individual customer and product experience. The Company reduces net sales and cost of sales by the estimated effect of future returns of current period shipments. Each spring upon the completion of processing returns from the preceding fall season, the Company records adjustments to net sales in the second quarter to reflect the difference between customer returns of prior year shipments actually received in the current year and the estimate used to establish the allowance for customer returns at the end of the preceding fiscal year.

       The Company determines allowances for doubtful accounts using a number of factors including historical collection experience, general economic conditions and the amount of time an account receivable is past its payment due date. In certain circumstances where it is believed a customer is unable to meet its financial obligations, a specific allowance for doubtful accounts is recorded to reduce the account receivable to the amount believed to be collectable.

       The Company determines the valuation allowance for deferred tax assets based upon projections of future taxable income or loss for future tax years in which the temporary differences that created the deferred tax asset were anticipated to reverse, and the likelihood that the Company's deferred tax assets will be recovered.

2003 vs. 2002

Net sales

       Net sales for the year ended December 31, 2003 decreased by $5,166,000 or 5.2% compared to 2002. Shipments of the Company's personal leather goods and belt merchandise decreased 8.8% and 5.7%, respectively both as compared to the prior year. The decrease in personal leather goods shipments was primarily due to rollouts of new small leather goods merchandise shipped during the first and second quarters of 2002 and certain holiday gift programs that were not shipped to the same extent in 2003. During 2002's spring season, the Company made unusually heavy shipments in connection with new product and packaging concepts associated with the Company's "Geoffrey Beene" and "Tommy Hilfiger" branded collections as well as in connection with certain private label programs. The decrease in men's belt shipments in 2003 was primarily due to lower sales of non-branded merchandise offset in part by higher sales associated with the launch of certain new branded belt programs including "Axcess by Claiborne" and "Kenneth Cole Reaction".

       Net sales in 2003 were further affected by decisions made by the Company's retail customers during the year to reduce their on-hand inventories to accelerate inventory turn. Retailers generally reduced their purchases from the Company during 2003 to achieve the targeted reductions. In addition, shipments of private label merchandise for all categories fell 12.1% in 2003, due in part to the Company's decision to reduce its exposure to low-margin businesses. Retailers have generally been revising their pricing strategies with regard to private label product requiring vendors to become more aggressive in providing lower cost merchandise. The Company determined in 2003 that it would reduce its participation in certain of these programs if the Company could not achieve appropriate margin goals, and instead concentrate its working capital and product development resources on potentially more profitable businesses.

       The decrease in belt and small leather goods shipments was offset in part by a reduction in sales dilution associated with reduced customer returns, markdowns and allowances. The decrease in sales dilution during 2003 was mainly due to higher returns received during the spring 2002 season associated with the launches of the new packaging concepts, and increased markdown activity during the fourth quarter of 2002 in connection with certain holiday boxed merchandise shipped to retailers during the fall 2002 season. During 2002, a disappointing holiday season and generally sluggish retail climate also contributed to a more promotional retail environment compared to 2003. The Company regularly participates in promotional events designed to stimulate sales of its merchandise or expand its market share within certain retail channels.

       Net sales in 2003 and 2002 were also favorably affected by the annual returns adjustment made in the second quarter. The Company reduces net sales and cost of sales by the estimated effect of future returns of current period shipments. Each spring upon the completion of processing returns from the preceding fall season, the Company records adjustments to net sales in the second quarter to reflect the difference between customer returns of prior year shipments actually received in the current year and the estimate used to establish the allowance for customer returns at the end of the preceding fiscal year. These adjustments increased net sales by $2,069,000 and $505,000 for the twelve month periods ended December 31, 2003 and 2002, respectively. The increase in this adjustment in 2003 compared to 2002 was primarily due to a significant reduction in customer returns during the spring 2003 season beyond that which had been projected. As described above, during the spring 2002 season the Company made unusually heavy shipments in connection with certain new "Geoffrey Beene" and "Tommy Hilfiger" branded merchandise but also experienced an increase in returns as retailers adjusted their inventories accordingly. In establishing its reserve at December 31, 2002, the company anticipated a reduction in returns during the spring 2003 season but its actual experience was more favorable than planned.

Gross profit

       Gross profit for the year ended December 31, 2003 decreased by $1,792,000 or 6.4% compared to the prior year's gross profit of $28,154,000. Gross profit expressed as a percentage of net sales for 2003 was 27.8% compared to 28.1% for 2002.

       The decrease in gross profit both in dollars and as a percentage of net sales during 2003 was primarily due to increases in certain inventory-related costs, non-recurring expenses associated with the Norwalk closure and lower net sales, all offset in part by reduced sales dilution and royalty charges and improved manufacturing efficiencies. The increase in inventory-related charges in 2003 was primarily due to costs incurred by the Company associated with sales of discontinued and excess belt inventories. As a consequence of transitioning its belt requirements to third-party vendors, the Company discontinued a variety of manufactured styles and purchased additional merchandise to ensure adequate supplies for the fall season. As discussed above, the Company's retail customers also adjusted their purchases during 2003 to reduce their on-hand inventories. These factors contributed to a higher than usual inventory of excess product primarily during the fall season and resulted in additional markdown expense associated with the subsequent sale of these goods. The closure of the Norwalk facility resulted in non-recurring inventory-related charges of $1,360,000 recorded in cost of sales during the fourth quarter associated with excess and obsolete raw materials and supplies formerly used in belt and suspender manufacturing. Sales dilution decreased in 2003 compared to 2002 due to customer returns received during last year's spring season associated with the launches of the new packaging concepts shipped during the first quarter of 2002 and increased markdown accruals recorded during the fourth quarter of 2002 in connection with certain holiday boxed merchandise shipped to retailers during the fall 2002 season. The Company made fewer shipments of boxed merchandise during the 2003 holiday season.

       The Company's initial markup in 2003 on its men's personal leather goods and belt merchandise decreased slightly compared to the prior year principally due to a higher proportion of sales to off-price and labels-for-less retailers. During the past year, the Company has also introduced several new styling and packaging concepts for certain of its leather goods programs to address the needs of more value-conscious consumers that contributed to an increase in merchandise cost. The Company has developed several initiatives designed to reduce these costs by more effectively sourcing its leather goods merchandise and developing new sources for its packaging requirements.

       The improvement in manufacturing efficiencies is mainly attributable to the increase in belt merchandise sourced from third-party vendors and the consequent decrease in production activity at Norwalk. During 2002, the Company recorded substantial labor and overhead manufacturing variances at Norwalk in an attempt to adjust production levels with anticipated demand. The Company began significantly decreasing its production levels at Norwalk during the third quarter of 2003 and ceased manufacturing operations during the fourth quarter. Royalty charges decreased in 2003 due to lower net sales of certain branded merchandise, reductions in contractual minimum royalty obligations and the expiration of the Company's John Henry license.

       Included in gross profit are annual second quarter adjustments to record the variance between customer returns of prior year shipments actually received in the current year and the allowance for customer returns which was established at the end of the preceding fiscal year. The adjustment to net sales recorded in the second quarter described above resulted in a favorable adjustment to gross profit of $913,000 and $357,000 for the years ended December 31, 2003 and 2002 respectively.

Selling, Administrative, and Other Income and Expense

       Selling and administrative expenses for the year ended December 31, 2003 decreased $3,078,000 or 10.1% compared to the prior year. Selling and administrative expense expressed as a percentage of net sales decreased to 29.0% from 30.7% in 2002. Selling expenses decreased by $2,185,000 or 10.1% while administrative expenses decreased by $893,000 or 10.0%, both as compared to the prior year. Expressed as a percentage of net sales, selling expenses totaled 20.5% and 21.7% for 2003 and 2002, respectively, and administrative expenses totaled 8.5% and 9.0% for 2003 and 2002, respectively.

       The decrease in selling expenses was primarily due to lower variable selling costs, including sales commissions, travel and entertainment and distribution-related costs, and reduced management and administrative compensation and benefits expense. During 2003, the Company determined that it would reduce its overall cost structure and streamline its operations by reorganizing its sales and merchandising functions to reflect its new sourcing strategy.

       The Company routinely makes advertising and promotional expenditures to enhance its business and to support the advertising and promotion activity of its licensors. The license agreements to which the Company is a party also generally include minimum advertising and promotional spending requirements. Advertising and promotional expenses in support of the Company's men's accessories business, exclusive of cooperative advertising and display expenditures, totaled 2.1% of net sales for the year ended December 31, 2003 compared to 2.2% in 2002.

       The reduction in administrative expenses in 2003 was mainly due to a decrease in management compensation and related expenses, professional fees, and bad debt expense. The reduction in bad debt expense was due mainly to a reserve established during the fourth quarter of 2002 associated with a specific event concerning one of the Company's customers.

       During 2002, the Company recorded an adjustment to an accrual that originally had been established in connection with certain variable expenses associated with net sales made prior to 2001. The Company determined its actual liability for this expense in 2002 and accordingly, recorded other income of $640,000 for the period ending December 31, 2002 to adjust the accrual to its expected amount.

Restructuring Charges

       During the fourth quarter of 2003, the Company ceased manufacturing operations at its belt and suspender manufacturing facility in Norwalk and began sourcing its entire belt and suspender merchandise requirements from third-party vendors. As part of this transition, beginning early in the third quarter the Company gradually began to reduce production levels at Norwalk and subsequently reorganized its sourcing and production organizations to better reflect the Company's new supply chain model. In connection with the plant closure, the Company recorded and included in cost of goods sold during the fourth quarter $1,360,000 in non-recurring charges associated with obsolete raw materials and supplies. In addition, the Company also recorded during the fourth quarter a $280,000 restructuring charge associated with severances and other expenses incurred in connection with the plant closure. The restructuring charge is stated separately in the accompanying Consolidated Statements of Operations for the year ending December 31, 2003. At December 31, 2003, $181,000 had been paid representing all of the severance liability payable to the affected employees. An additional $99,000 was recorded as a reduction in the cost basis of the machinery and equipment formerly used in the Company's belt and suspender manufacturing operations, to reflect their estimated fair market values. No restructuring expenses were recorded in 2002.

        During the first quarter of 2001, management determined that the Company should intensify its efforts to reduce costs throughout the organization to streamline operations and reduce net cash requirements. As a consequence of this strategy, the Company recorded a restructuring charge of $845,000 in the first quarter of 2001 for employee severance and related payroll costs associated with staff reductions primarily within certain sales and administrative departments affecting approximately 93 employees. Of the $845,000 charge recorded in 2001, $372,000 was included within discontinued operations and $473,000 was included in the results of continuing operations. The restructuring charges are stated separately in the accompanying Consolidated Statements of Operations for the year ending December 31, 2001. During 2002, the Company paid the remaining liability of $8,000, which was included in Other Liabilities on the Company's Consolidated Balance Sheet at December 31, 2001.

Interest Expense

       Net interest expense for the year ended December 31, 2003 increased $18,000 or 1.2% compared to 2002. The increase was primarily due to higher average outstanding revolving credit balances during 2003 compared to 2002 offset in part by a reduction of approximately 26 basis points in the Company's average borrowing costs compared to the prior year (see "Interest Charges" and "Liquidity and Capital Resources").

2002 vs. 2001

Net sales

       Net sales for the year ended December 31, 2002 increased by $12,199,000 or 13.9% compared to 2001. The increase in net sales was primarily due to higher shipments of certain branded and private label men's personal leather goods programs and increased sales of men's costume jewelry. During 2002, shipments of the Company's personal leather goods and costume jewelry merchandise increased 25.7% and 37.9% respectively, both as compared to the prior year. The increase in personal leather goods volume was mainly due to higher shipments of the Company's Tommy Hilfiger and Geoffrey Beene branded collections of men's accessories to the Company's core department store customers. During 2002, the Company introduced new styling and packaging concepts for certain personal leather goods and jewelry collections which resulted in additional sales volume to both new and existing customers, particularly during the fall and holiday selling seasons. The Company also increased sales to mass-merchandising retailers by expanding its merchandise offerings and developing dedicated lines for these customers. Shipments to mass-merchandise retailers increased 19.2% in 2002 compared to 2001.

       Net sales for the year ended December 31, 2002 were positively affected by a reduction in accruals associated with customer returns and promotional allowances. During 2001, the Company experienced a substantial increase in these costs as a generally weak economy, volatile stock market, and sluggish retail climate all contributed to the Company agreeing to participate more in deeper discounting at the retail level relative to prior years. The Company regularly participates in promotional events designed to stimulate sales of its merchandise or expand its market share within certain retail channels.

       Net sales in 2002 and 2001 were also favorably affected by the returns adjustment made in the second quarter. As described in Note B to the accompanying consolidated financial statements, the Company reduces net sales and cost of sales by the estimated effect of future returns of current period shipments. Each spring upon the completion of processing returns from the preceding fall season, the Company records adjustments to net sales in the second quarter to reflect the difference between customer returns of prior year shipments actually received in the current year and the estimate used to establish the allowance for customer returns at the end of the preceding fiscal year. These adjustments increased net sales by $505,000 and $479,000 for the twelve month periods ended December 31, 2002 and 2001, respectively.

Gross profit

       Gross profit for the year ended December 31, 2002 increased by $2,173,000 or 8.4% compared to gross profit for the prior year of $25,981,000. Gross profit expressed as a percentage of net sales for 2002 was 28.1% compared to 29.6% for 2001.

       The increase in gross profit dollars for 2002 was primarily due to the increase in gross shipments, decrease in returns and other dilutive customer allowances, and a reduction in inventory control costs, offset in part by lower initial markups (IMU) on belts and personal leather goods, increases in royalty costs and increases in unfavorable production variances associated with the Company's belt manufacturing operations in Norwalk, Connecticut. The decrease in average IMU for the Company's belt merchandise was due mainly to lower average wholesale prices with regard to certain private label merchandise programs compared to 2001. The Company has also been actively working with retailers to develop new merchandise lines designed to satisfy increasingly value-conscious consumers. While these collections have generally been well-received, they have led to some wholesale price erosion, dampening belt margins in 2002. In response to these margin pressures, the Company reduced belt production levels at its Norwalk, Connecticut facility and began sourcing more of its belt merchandise from third-party contractors located primarily in Asia and South America. The decrease in manufacturing activity, particularly during the second half of 2002 led to additional unfavorable overhead variances in Norwalk.

       The decrease in gross profit as a percentage of net sales in 2002 was principally due to a change in sales mix that favored higher shipments of lower-margin merchandise. The Company introduced several new styling and packaging concepts during the year for certain of its jewelry and personal leather goods merchandise programs that contributed to the increase in net sales but also increased the Company's merchandise costs. Inventory-related costs including markdowns and obsolescence were lower in 2002, as the Company decreased inventory levels significantly during the year despite the increase in net sales. The increase in royalty expense was mainly due to higher shipments of certain branded merchandise in 2002, particularly Tommy Hilfiger and Geoffrey Beene belts and personal leather goods.

       Included in gross profit are annual second quarter adjustments to record the variance between customer returns of prior year shipments actually received in the current year and the allowance for customer returns which was established at the end of the preceding fiscal year. The adjustment to net sales recorded in the second quarter described above resulted in a favorable adjustment to gross profit of $357,000 and $481,000 for the years ended December 31, 2002 and 2001 respectively.

Selling, Administrative, and Other Income and Expense

       Selling and administrative expenses for the year ended December 31, 2002 increased $221,000 or .7% compared to the prior year. Selling expenses increased by $645,000 or 3.1% and totaled 21.7% of net sales in 2002 compared to 23.9% in 2001. Administrative expenses in 2002 decreased by $424,000 or 4.5% compared to the prior year. Administrative expenses expressed as a percentage of net sales were 9.0% and 10.7% for 2002 and 2001, respectively.

       The increase in selling expenses was primarily due to higher advertising and promotional costs associated with the Company's branded merchandise programs and increased variable sales compensation, merchandising, and distribution-related expenses. The Company routinely makes advertising and promotional expenditures to enhance its business and to support the advertising and promotion activity of its licensors. The license agreements to which the Company is a party also generally include minimum advertising and promotional spending requirements. The increase in variable distribution and sales compensation costs are due to higher net sales. Freight costs also increased in 2002 due to certain freight arrangements with customers and higher net sales. Advertising and promotional expenses in support of the Company's men's accessories business, exclusive of cooperative advertising and display expenditures, totaled 2.2% of net sales for the year ended December 31, 2002 compared to 1.7% in 2001.

       The reduction in administrative expenses in 2002 was mainly due to a decrease in compensation and related expenses, and decreases in professional fees, offset in part by an increase in bad debt expense. The decrease in professional fees expense compared to the prior year was primarily due to the additional costs that were incurred during 2001 associated with the transactions described in Notes A and C to the consolidated financial statements.

       During 2002, the Company recorded an adjustment to an accrual which originally had been established in connection with certain variable expenses associated with net sales made prior to 2001. The Company determined its actual liability for this expense in 2002 and accordingly, recorded other income of $640,000 for the period ending December 31, 2002 to adjust the accrual to its expected amount.

Restructuring Charge

       During the first quarter of 2001, management determined that the Company should intensify its efforts to reduce costs throughout the organization to streamline operations and reduce net cash requirements. As a consequence of this strategy, the Company recorded a restructuring charge of $845,000 in the first quarter of 2001 for employee severance and related payroll costs associated with staff reductions primarily within certain sales and administrative departments affecting approximately 93 employees. Of the $845,000 charge recorded in 2001, $372,000 was included within discontinued operations and $473,000 was included in the results of continuing operations. No restructuring charges were recorded in 2002. The restructuring charges are stated separately in the accompanying Consolidated Statements of Operations. During 2002, the Company paid the remaining liability of $8,000, which was included in Other Liabilities on the Company's Consolidated Balance Sheet at December 31, 2001.

Interest Expense

       Net interest expense for the year ended December 31, 2002 decreased $278,000 or 19.5% compared to 2001. The decrease was primarily due to a reduction of approximately 190 basis points in the Company's average borrowing costs compared to the prior year (see "Interest Charges" and "Liquidity and Capital Resources"). The Company also reduced its average outstanding revolving credit balance in 2002 by approximately $1,000,000 compared to 2001.

Provision for Income Taxes

       The Company did not record a current income tax provision or benefit for fiscal year 2003. The Company had a deferred income tax benefit of $680,000 in 2003 that was fully reserved by an increase in the deferred tax asset valuation allowance of $680,000. The Company recorded an income tax benefit at a combined federal and state effective tax rate of 87.4% and 9.2% for 2002 and 2001, respectively. The effective tax rates for 2003, 2002 and 2001 were impacted by the recording of valuation allowances on the Company's net deferred tax assets of $10,245,000, $9,565,000 and $9,964,000, respectively (see Note E). The effective tax rates were also affected by differences associated with nontaxable life insurance benefits, the operating losses incurred by Joyas y Cueros and other items. In fiscal year 2000, the Company began recording a valuation reserve against all of its deferred tax assets. Accordingly, the only benefit that the Company has recorded in 2002 and 2001 relates to the utilization of tax loss carrybacks for which the Company has received cash refunds. The amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income or loss for future years are revised based on actual results.

Promotional Expenditures

        The Company routinely makes advertising and promotional expenditures to enhance its business and to support the advertising and promotion activity of its licensors. Promotional expenditures included in selling and administrative expenses decreased by $17,000 in 2003 and increased by $672,000 in 2002 both as compared to the prior year. The Company also makes expenditures in support of cooperative advertising arrangements with its retail customers. These expenses which are included in net sales decreased $235,000 in 2003 and increased $155,000 in 2002, both as compared to the corresponding prior year periods. Expenditures for merchandise displays which the Company includes in cost of sales decreased $161,000 in 2003 and increased $284,000 in 2002 (see Overview and Footnote J).

Liquidity and Capital Resources

       The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company experienced operating losses and negative cash flows from operating activities during each of the three years ended December 31, 2003, 2002, and 2001, which the Company was able to fund from the 1998 Revolving Credit Agreement and the 2003 Loan Agreement, both discussed below. These factors raise substantial doubt about the ability of the Company to continue to operate as a going concern. The Company's success going forward will be dependent on, among other things, attaining adequate credit facilities to finance working capital requirements during 2004; achieving planned sales revenue; implementing the cost control initiatives identified in 2003 and early 2004; and ultimately, returning to profitability.

       Over the past several years, the Company has taken certain steps intended to improve its results from operations and cash flows including the closing of its Attleboro, Massachusetts and Cartago, Costa Rica and Norwalk, Connecticut manufacturing facilities in 2000, 2001 and 2003, respectively. In 2001, the Company entered into a sale-leaseback transaction with respect to its Connecticut facility and sold certain assets and discontinued the remaining operations associated with its women's costume jewelry division. Since 2001, the Company has also instituted a number of process improvements designed to eliminate waste and improve operating efficiencies. The net proceeds of the sale-leaseback transaction and the sale of the women's jewelry assets of $6,100,000 and $4,600,000, respectively, were used to reduce the Company's outstanding revolving credit balance in 2001. The Company also received federal income tax refunds of $1,648,000 in 2003 offset by Internal Revenue Service audit adjustments of $632,000 in connection with fiscal years 1996 through 2001, and $4,247,000 during 2002.

       On April 17, 2003, the Company signed a new $30,000,000 Loan and Security Agreement (as amended to date, the "2003 Loan Agreement") with Congress Financial Corporation (New England) ("Congress"). The new financing replaced the Company's Revolving Credit and Security Agreement dated July 27, 1998 between the Company and PNC Bank, National Association (as amended, the "1998 Revolving Credit Agreement") and is collateralized by substantially all of the Company's assets, including domestic accounts receivable, inventory, and machinery and equipment. In addition, the 2003 Loan Agreement prohibits the Company from paying dividends, imposes limits on additional indebtedness for borrowed money, and contains minimum earnings before interest, taxes, depreciation, and amortization (EBITDA) requirements. The original terms of the 2003 Loan Agreement permit the Company to borrow against a percentage of eligible accounts receivable and eligible inventory at a maximum interest rate equal to Wachovia Bank, National Association's ("Wachovia") prime lending rate plus 1.25%, or at Wachovia's Eurodollar rate plus 3.25%. The Company is required to pay an unused line fee monthly of .5% on the amount by which $25,000,000 exceeds the average daily balance of loans and letters of credit outstanding.

       As previously announced, as of September 30, 2003, the Company was not in compliance with the EBITDA covenant in the 2003 Loan Agreement. Since that date, and from that date through the date of the Form 10-K, the Company has not been in compliance with the covenant, which is measured, on a cumulative basis, as at the end of each month. As a result, extensions of credit under the 2003 Loan Agreement were at the discretion of Congress at an interest rate 200 basis points higher than the stated maximum rate. In February 2004, the Company and Congress entered into an agreement, which has since been extended, under which Congress has agreed not to take any action with respect to the Company's non-compliance with this covenant, and to continue to make loans to the Company on terms set forth in that agreement and in the 2003 Loan Agreement. The Company has had discussions recently with several prospective lenders, as well as with Congress, with regard to proposed new credit arrangements that would provide the Company with adequate financing to fund its operations through 2004 and beyond. The Company is in the process of negotiating the terms and conditions of a new financing agreement with one of those lenders and anticipates finalizing a new credit agreement within the next 60 to 90 days. Congress has agreed to extend loans to the Company under the 2003 Loan Agreement until the new credit agreement closes. At December 31, 2003, $521,000 was included in other assets on the Company's Consolidated Balance Sheet in connection with unamortized deferred financing fees associated with the 2003 Loan Agreement.

       On April 1, 2004, Marshall Tulin, Chairman of the Board of the Company, (the "Investor"), loaned $350,000 to the Company pursuant to the terms of a convertible subordinated promissory note (the "Note") issued by the Company to the Investor. The Note is expressly subordinate in right of payment to the Company's senior secured debt, has a maturity of three years, and pays interest at an annual rate of 7 percent, payable quarterly. The Investor has the option at maturity to convert the principal amount of his Note into shares of the Company's common stock pursuant to a formula based on the greater of the aggregate market value of the Company, or its going concern value as determined by an investment banking firm or nationally recognized accounting firm, on the conversion date. The number of shares of the Company's common stock that may be issued under the Note may not exceed 10% of the then issued and outstanding shares of the Company's common stock on the conversion date. The Company, at its option, may prepay the Note at any time without premium or penalty.

       Although no assurances can be given, the Company believes that obtaining adequate credit facilities, achieving its revenue plan for 2004 and continuing the current program of cost control initiatives will enable the Company to continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded assets or liabilities or any other adjustments that would be necessary should the Company be unable to operate as a going concern.

       In the ordinary course of business, the Company is contingently liable for performance under letters of credit of approximately $767,000 at December 31, 2003. The Company is required to pay a fee quarterly equal to 4.25% per annum on outstanding letters of credit.

       The following chart summarizes the Company's contractual obligations as of December 31, 2003 (in thousands):

Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$ 10,393	$ 2,422	$ 3,745	$ 2,551	$ 1,675
Minimum payments required under Royalty agreements	9,105	6,708	1,398	999	-
Total	$ 19,498	$ 9,130	$ 5,143	$ 3,550	$ 1,675

       As discussed above, during the first quarter of 2004 the Company and the landlord of its South Norwalk, Connecticut facility entered into an agreement under which the lease for that facility has been terminated effective April 1, 2004. The Company paid $250,000 to the landlord upon signing of the termination agreement, which also provides for payments to the landlord of an additional $1,250,000, in installments, during the period from April 2004 through March 2006. The Company estimates its remaining liabilities under the lease, had it not been terminated, would have been approximately $2,586,000. Reference is made to Footnote I of the Notes to Consolidated Financial Statements for additional information concerning the termination of this lease.

       On April 1, 2004, Marshall Tulin, Chairman of the Board of the Company, (the "Investor"), loaned $350,000 to the Company pursuant to the terms of a convertible subordinated promissory note (the "Note") issued by the Company to the Investor. The Note is expressly subordinate in right of payment to the Company's senior secured debt, has a maturity of three years, and pays interest at an annual rate of 7 percent, payable quarterly. The Investor has the option at maturity to convert the principal amount of his Note into shares of the Company's common stock pursuant to a formula based on the greater of the aggregate market value of the Company, or its going concern value as determined by an investment banking firm or nationally recognized accounting firm, on the conversion date. The number of shares of the Company's common stock that may be issued under the Note may not exceed 10% of the then issued and outstanding shares of the Company's common stock on the conversion date. The Company, at its option, may prepay the Note at any time without premium or penalty.

       The Company is also a party to employment agreements with certain of its executive officers that provide for the payment of compensation and other benefits during the term of each executives' employment and, under certain circumstances, for a period of time following their termination.

Cash flows

       Cash used in operations totaled $2,729,000 in 2003 compared to cash used in operations of $2,972,000 in 2002. Cash used in operations in 2003 was due principally to the operating loss, increases in accounts receivable and certain prepaid and other current assets, and decreases in accounts payable, accrued and other long term obligations, offset in part by decreases in inventory and income taxes recoverable. In 2002 cash used in operations was due principally to the operating loss, increases in accounts receivable and certain prepaid and other current assets, and decreases in accounts payable, accrued and other long term obligations, and deferred credits. Cash was provided by decreases in inventory and recoverable income taxes. In 2001, cash used in operations was due primarily to the net loss and decreases in accounts receivable reserves and certain other accrued and other long-term liabilities. Working capital decreased by $3,065,000 in 2003 mainly due to decreases in inventory and income taxes recoverable and increases in notes payable to banks and accounts payable, partially offset by an increase in accounts receivable and decreases in accrued royalties payable and other liabilities.

       Cash used in investing activities in 2003 of $303,000 was for capital expenditures and premiums on life insurance policies. Cash provided by investing activities of $2,830,000 in 2002 was primarily associated with the proceeds from the surrender of certain life insurance policies owned by the Company in connection with its 1993 Deferred Compensation plan (the "1993 Plan"). During the third quarter of 2002, the Company completed the termination its 1993 Plan, surrendered the underlying insurance policies, and used the proceeds to distribute all vested benefits to participants. In 2001, the sale of certain assets associated with the women's costume jewelry division and of the Company's South Norwalk, Connecticut manufacturing facility provided $10,362,000 in net cash from investing activities. Capital expenditures were $62,000, $187,000 and $660,000 in 2003, 2002 and 2001, respectively.

Capital Expenditures

       The Company expects that cash from operations and availability under a new financing agreement currently under negotiation and expected to close within 60 to 90 days will be sufficient to fund its ongoing program of replacing aging machinery and equipment to maintain or enhance operating efficiencies.

Forward Looking Statements

       Certain of the preceding paragraphs contain "forward looking statements" which are based upon current expectations and involve certain risks and uncertainties. Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, readers should note that these statements may be impacted by, and the Company's actual performance may vary as a result of, a number of factors including general economic and business conditions, continuing sales patterns, pricing, competition, consumer preferences, and other factors.

Recent Accounting Pronouncements

       In November 2002, the Emerging Issues Task Force, or EITF, reached consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Revenue arrangements with multiple deliverables include arrangements which provide for the delivery or performance of multiple products, services and/or rights to use assets where performance may occur at different points in time or over different periods of time. EITF Issue No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of the guidance under this consensus did not have an impact on our financial position, results of operations or cash flows.

       In April 2003, the Financial Accounting Standards Board, or FASB, issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. In particular, SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative discussed in SFAS No. 133, clarifies when a derivative contains a financing component, amends the definition of an underlying (as initially defined in SFAS No. 133) to conform it to language used in FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and amends certain other existing pronouncements. SFAS No. 149 is effective for all contracts entered into or modified after June 30, 2003, subject to certain exceptions. The adoption of this statement did not have an impact on our financial position, results of operations, or cash flows.

       In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances), while many of such instruments were previously classified as equity or "mezzanine" equity. The statement also requires that income statement treatment be consistent with the balance sheet classification. That is, if the instrument is classified as a liability, payments to the holders are interest expense, not dividends, and changes in value are recorded in earnings. The statement relates to three specific categories of instruments: mandatorily redeemable shares, freestanding written put options and forward contracts that obligate an entity to purchase its own shares, and freestanding contracts that obligate an entity to pay with its own shares in amounts that are either unrelated, or inversely related, to the price of the shares. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective in the first interim period beginning after June 15, 2003. The adoption of this statement did not have an impact on our financial position, results of operations, or cash flows.

       In December 2003, the FASB issued a revision to FASB Interpretation, or FIN, No. 46, Consolidation of Variable Interest Entities. The revised FIN No. 46, which replaces the original FIN No. 46 issued in January 2003, clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. While this interpretation exempts certain entities from its requirements, it also expands the definition of a variable interest entity, or VIE, to a broader group of entities than those previously considered special-purpose entities, or SPE's, and specifies the criteria under which it is appropriate for an investor to consolidate VIE's. Application of the revised FIN No. 46 is required in financial statements of public entities that have interest in structures that are commonly referred to as SPE's for periods ending after December 15, 2003. For all other types of VIE's, application of the revised FIN No. 46 by public entities is required for periods ending after March 15, 2004. The application of this interpretation with respect to structures commonly referred to as SPE's did not have an impact on our financial position, results of operations, or cash flows. We currently do not expect the application of this interpretation with respect to other types of VIE's to have an impact on our financial position, results of operations, or cash flows.

       In December 2003, the Securities and Exchange Commission, or SEC, published Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition. SAB No. 104 was effective upon issuance and supersedes SAB No. 101, Revenue Recognition in Financial Statements, and rescinds the accounting guidance contained in SAB No. 101 related to multiple-element revenue arrangements that was superseded by EITF Issue No. 00-21. Accordingly, SAB No. 104 rescinds portions of the interpretive guidance included in Topic 13 of the codification of staff accounting bulletins. While the wording of SAB No. 104 has changed to reflect the guidance of EITF 00-21, the revenue recognition principles of SAB No. 101 have remained largely unchanged. The adoption of SAB No. 104 did not have an effect on our financial position, results of operations, or cash flows.

Quantitative and Qualitative Disclosures about Market Risk.

       The Company sells products primarily to major retailers within the United States. The Company's three largest customers accounted for approximately 30% of consolidated trade receivables (gross of allowances) in 2003, 43% in 2002 and 37% in 2001.

       The Company, in the normal course of business, is theoretically exposed to interest rate change market risk with respect to borrowings under its revolving credit line. The seasonal nature of the Company's business typically requires it to build inventories during the course of the year in anticipation of heavy shipments to retailers for the upcoming holiday season. The Company's revolving credit borrowings generally peak during the third and fourth quarters. Therefore, a sudden increase in interest rates (which under the Company's revolving credit facility is presently the prime rate plus 3.25%) may, especially during peak borrowing periods, have a negative impact on short-term results. The Company is also theoretically exposed to market risk with respect to changes in the global price level of certain commodities used in the production of the Company's products. The Company purchases substantially all of its men's personal leather items and belts from third-party suppliers. An unanticipated material increase in the market price of leather could increase the cost of these products to the Company and therefore have a negative effect on the Company's results.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

       The Company engaged BDO Seidman, LLP ("BDO") as its new independent accountants as of October 18, 2002. During the Company's fiscal years ended December 31, 2000 and 2001, and the subsequent interim period through October 18, 2002, the Company did not consult with BDO regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, or any matter that was the subject of a disagreement, within the meaning of Item 304(a)(1)(iv) of Regulation S-K, or a reportable event, as described in Item 304(a)(1)(v) of Regulation S-K.

Report of Independent Registered Public Accounting Firm
Board of Directors
Swank, Inc.
Attleboro, Massachusetts

We have audited the accompanying consolidated balance sheets of Swank, Inc. as of December 31, 2003 and 2002 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Swank, Inc. at December 31, 2002 and 2003, and the results of their operations and their cash flows for the two years then ended in conformity with United States generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company has suffered recurring losses from operations, negative cash flows from operating activities and is not in compliance with the covenant under its financing agreement. These matters raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ BDO Seidman, LLP

BDO Seidman, LLP

February 13, 2004 (except with respect to certain matters
discussed in Notes I and M as to which the date is April 1, 2004)
Boston, Massachusetts

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders
of Swank, Inc.:

In our opinion, the accompanying consolidated statements of operations, changes in stockholders' equity, and of cash flows present fairly, in all material respects, the results of their operations and their cash flows for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern. As discussed in Note A to the financial statements, the Company has experienced operating losses and negative cash flows from operating activities for the year ended December 31, 2001 that raise substantial doubt about its ability to continue to operate as a going concern. Management's plans in regard to these matters are also described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts

March 13, 2002, except for
the third paragraph of Note D for
which the date is May 7, 2002

Swank, Inc. Consolidated Balance Sheets as of December 31 (Dollars in thousands) Assets	2003	2002

Current:
Cash and cash equivalents	$ 727	$ 651
Accounts receivable, less allowances of $5,802 and $7,374	12,761	10,312
Inventories, net:
Raw materials	162	3,497
Work in process	1,115	1,546
Finished goods	13,248	11,594

	14,525	16,637
Recoverable income taxes	-	1,506
Prepaid and other current assets	798	1,284

Total current assets	28,811	30,390

Property, plant and equipment, at cost:
Land and buildings	3,568	3,568
Machinery, equipment and software	8,029	11,265
Machinery and equipment held for sale	175	-
Leasehold improvements	1,737	1,737
Equipment under capital leases	1,471	1,471

	14,980	18,041
Less accumulated depreciation and amortization	13,511	15,985

Net property, plant and equipment	1,469	2,056
Other assets	3,755	3,144

Total Assets	$ 34,035	$ 35,590

Liabilities

Current:
Notes payable to banks	$ 15,055	$ 11,971
Accounts payable	2,768	2,349
Accrued employee compensation	1,181	1,198
Accrued royalties payable	723	1,313
Income taxes payable	426	772
Other liabilities	1,924	2,988

Total current liabilities	22,077	20,591
Long-term obligations and deferred credits	9,018	9,464

Total Liabilities	31,095	30,055

Commitments and contingencies (Note I)
Stockholders' Equity

Preferred stock, par value $1.00:
Authorized - 1,000,000 shares	-	-
Common stock, par value $.10:
Authorized -- 43,000,000 shares:
issued - 5,633,712 shares	563	563
Capital in excess of par value	1,440	1,440
Retained earnings	1,265	3,885
Accumulated other comprehensive (loss)	(92)	(117)
Treasury stock at cost, 111,222 shares	(236)	(236)

Total stockholders' equity	2,940	5,535

Total Liabilities and Stockholders' Equity	$ 34,035	$ 35,590

The accompanying notes are an integral part of the consolidated financial statements

Swank, Inc. Consolidated Statements of Operations For Each of the Three Years Ended December 31 (In thousands, except share and per share data)	2003	2002	2001

Net sales	$ 94,845	$ 100,011	$ 87,812
Cost of goods sold -- operations	67,123	71,857	61,831
Cost of goods sold - restructuring	1,360	-	-

Total cost of goods sold	68,483	71,857	61,831
Gross profit	26,362	28,154	25,981
Selling and administrative expenses	27,540	30,618	30,397
Restructuring expenses	280	-	473

(Loss) from operations	(1,458)	(2,464)	(4,889)

Interest expense, net	1,162	1,144	1,422
Other (income)	-	(640)	-

(Loss) before (benefit) for income taxes and minority interest	(2,620)	(2,968)	(6,311)
(Benefit) for income taxes	-	(2,594)	(267)

(Loss) from continuing operations	$ (2,620)	$ (374)	$ (6,044)

Discontinued operations: (Loss) from discontinued operations, net of income tax (benefit) of $(505)	-	-	(3,717)
Income (loss) on disposal of discontinued operations, net of income tax (benefit) of $0 and $(810),	-	300	(5,957)

Income (loss) from discontinued operations	-	300	(9,674)

Net (loss)	$ (2,620)	$ (74)	$ (15,718)

Basic and fully diluted net income (loss) per common share:
Continuing operations	$ (.47)	$ (.06)	$ (1.10)
Discontinued operations	-	.05	(1.75)
Net (loss) per common share	$ (.47)	$ (.01)	$ (2.85)
Basic and fully diluted weighted average common shares outstanding	5,522,490	5,522,490	5,522,490

The accompanying notes are an integral part of the consolidated financial statements

Swank, Inc.
Consolidated Statements of Changes in Stockholders' Equity

For Each of the Three Years Ended December 31, 2003, 2002 and 2001 (Dollars in thousands)	Common Stock, Par Value $.10 Shares Amount		Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Deferred Employee Benefits Shares Amount		Treasury Stock Shares Amount		Total Stockholders' Equity

Balance, December 31, 2000	5,633,712	$ 563	$ 1,440	$ 19,677	$ 88	180,658	$ (286)	111,222	$ (236)	$ 21,246

Net (loss)				(15,718)						(15,718)
Other comprehensive income (loss):
Currency translation adjustment					(88)					(88)
Minimum pension liability					(85)					(85)
Total comprehensive (loss)										(15,891)
Payments from retirement plan						(180,658)	286			286

Balance, December 31, 2001	5,633,712	563	1,440	3,959	(85)	-	-	111,222	(236)	5,641

Net (loss)				(74)						(74)
Other comprehensive (loss): Minimum pension liability					(38)					(38)
Unrealized gain on securities available for sale					6					6
Total comprehensive (loss)										(106)

Balance, December 31, 2002	5,633,712	563	1,440	3,885	(117)	-	-	111,222	(236)	5,535

Net (loss)				(2,620)						(2,620)
Other comprehensive income: Minimum pension liability					13					13
Unrealized gain on securities available for sale					12					12
Total comprehensive (loss)										(2,595)

Balance, December 31, 2003	5,633,712	$ 563	$ 1,440	$ 1,265	$ (92)	-	$ -	111,222	$ (236)	$2,940

The accompanying notes are an integral part of the consolidated financial statements

Swank, Inc. Consolidated Statements of Cash Flows (Dollars in thousands) For Each of the Three Years Ended December 31	2003	2002	2001

Cash flow from operating activities:
Net (loss)	$ (2,620)	$ (74)	$ (15,718)
Adjustments to reconcile net (loss) to net cash (used in) operations:
(Gain) loss on disposal of division	-	(300)	5,957
(Recoveries) provision for bad debt	(194)	448	(226)
Depreciation and amortization	711	759	904
Loss (gain) on sale of equipment and investments	116	(18)	40
Amortization of deferred gain on sale of building	(467)	(467)	(311)
Decrease in deferred income taxes	-	-	1,450
(Increase) decrease in cash surrender value of life insurance	(123)	3	416
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	(2,254)	(1,694)	4,096
Decrease in inventories	2,111	3,812	5,794
(Increase) decrease in prepaid and other assets	(94)	(382)	859
Decrease (increase) in recoverable income taxes	1,661	1,526	(1,091)
(Decrease) in accounts payable, accrued and other liabilities	(1,251)	(4,726)	(1,202)
(Decrease) increase in income taxes payable	(346)	423	349
Increase (decrease) in long-term obligations and deferred credits	21	(2,282)	(1,829)

Net cash (used in) operations	(2,729)	(2,972)	(512)

Cash flow from investing activities:
Capital expenditures	(62)	(187)	(660)
Proceeds from sale of building and equipment	-	18	5,822
Proceeds from sale of marketable securities	-	317	-
Proceeds from sale of division	-	-	4,540
Proceeds from surrender of life insurance policies	-	2,935	-
Premiums on life insurance	(241)	(253)	(257)

Net cash (used in) provided by investing activities	(303)	2,830	9,445

Cash flow from financing activities:
Borrowings under revolving credit agreements	52,869	42,167	47,523
Payments of revolving credit obligations	(49,784)	(42,301)	(56,521)
Principal payments on long-term debt	(2)	(15)	(158)
Payments from retirement plan	-	-	286

Net cash provided by (used in) financing activities	3,083	(149)	(8,870)

Accumulated other comprehensive income (loss)	25	(32)	(88)

Net increase (decrease) in cash and cash equivalents	76	(323)	(25)
Cash and cash equivalents at beginning of year	651	974	999

Cash and cash equivalents at end of year	$ 727	$ 651	$974

Cash paid during the year for:
Interest	$ 1,076	$1,170	$1,551
Income taxes	$ 48	$89	$160

The accompanying notes are an integral part of the consolidated financial statements

Notes to Consolidated Financial Statements

A.          The Company

       The Company is currently engaged in the importation, sale and distribution of men's belts, leather accessories, suspenders, and men's jewelry. These products are sold both domestically and internationally, principally through department stores, and also through a wide variety of specialty stores and mass merchandisers. The Company also operates a number of factory outlet stores primarily to distribute excess and out of line merchandise. See Note K to the consolidated financial statements.

       The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company experienced operating losses and negative cash flows from operating activities during each of the three years ended December 31, 2003, 2002, and 2001 which the Company was able to fund from the 1998 Revolving Credit Agreement and the 2003 Loan Agreement, both discussed below. These factors raise substantial doubt about the ability of the Company to continue to operate as a going concern. The Company's success going forward will be dependent on, among other things, attaining adequate credit facilities to finance working capital requirements during 2004; achieving planned sales revenue; implementing the cost control initiatives identified in 2003 and early 2004; and ultimately, returning to profitability.

       Over the past several years, the Company has taken certain steps intended to improve its results from operations and cash flows including the closing of its Attleboro, Massachusetts and Cartago, Costa Rica and Norwalk, Connecticut manufacturing facilities in 2000, 2001 and 2003, respectively. In 2001, the Company entered into a sale-leaseback transaction with respect to its Connecticut facility and sold certain assets and discontinued the remaining operations associated with its women's costume jewelry division. Since 2001, the Company has also instituted a number of process improvements designed to eliminate waste and improve operating efficiencies. The net proceeds of the sale-leaseback transaction and the sale of the women's jewelry assets of $6,100,000 and $4,600,000, respectively, were used to reduce the Company's outstanding revolving credit balance in 2001. The Company also received federal income tax refunds of $1,648,000 in 2003, offset by Internal Revenue Service audit adjustments of $632,000 in connection with fiscal years 1996 through 2001, and $4,247,000 during 2002.

       At December 31, 2001 and 2002, the Company was not in compliance with certain covenants as required by the Revolving Credit and Security Agreement dated July 27, 1998 (the "1998 Revolving Credit Agreement") between the Company and PNC Bank, National Association (the "Bank"), as amended from time to time.

       On April 17, 2003, the Company signed a new $30,000,000 Loan and Security Agreement (as amended to date, the "2003 Loan Agreement") with Congress Financial Corporation (New England) ("Congress"). The new financing replaced the Company's Revolving Credit and Security Agreement dated July 27, 1998 between the Company and PNC Bank, National Association (as amended, the "1998 Revolving Credit Agreement") and is collateralized by substantially all of the Company's assets, including domestic accounts receivable, inventory, and machinery and equipment. In addition, the 2003 Loan Agreement prohibits the Company from paying dividends, imposes limits on additional indebtedness for borrowed money, and contains minimum earnings before interest, taxes, depreciation, and amortization (EBITDA) requirements. The terms of the 2003 Loan Agreement permit the Company to borrow against a percentage of eligible accounts receivable and eligible inventory at a maximum interest rate equal to Wachovia Bank, National Association's ("Wachovia") prime lending rate plus 1.25%, or at Wachovia's Eurodollar rate plus 3.25%. The Company is required to pay an unused line fee monthly of .5% on the amount by which $25,000,000 exceeds the average daily balance of loans and letters of credit outstanding.

       As previously announced, as of September 30, 2003, the Company was not in compliance with the EBITDA covenant in the 2003 Loan Agreement. Since that date, and from that date through the date of the Form 10-K, the Company has not been in compliance with the covenant, which is measured, on a cumulative basis, as at the end of each month. As a result, extensions of credit under the 2003 Loan Agreement were at the discretion of Congress at an interest rate 200 basis points higher than the customary rate. In February 2004, the Company and Congress entered into an agreement, which has since been extended, under which Congress has agreed not to take any action with respect to the Company's non-compliance with this covenant, and to continue to make loans to the Company on terms set forth in that agreement and in the 2003 Loan Agreement. The Company has had discussions recently with several prospective lenders, as well as with Congress, with regard to proposed new credit arrangements that would provide the Company with adequate financing to fund its operations through 2004 and beyond. The Company is in the process of negotiating the terms and conditions of a new financing agreement with one of those lenders and anticipates finalizing a new credit agreement within the next 60 to 90 days. At December 31, 2003, $521,000 was included in other assets on the Company's Consolidated Balance Sheet in connection with unamortized deferred financing fees associated with the 2003 Loan Agreement.

       Although no assurances can be given, the Company believes that obtaining adequate credit facilities, achieving its revenue plan for 2004 and continuing the current program of cost control initiatives will enable the Company to continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded assets or liabilities or any other adjustments that would be necessary should the Company be unable to operate as a going concern in its present form.

B.          Summary of Significant Accounting Policies

Basis of Presentation

       The consolidated financial statements include the accounts of Swank, Inc., its former majority-owned Costa Rican subsidiary, and a former wholly-owned foreign sales corporation. The Company closed the Costa Rican subsidiary in 2001 (see Note A above). All intercompany amounts have been eliminated. Amounts are in thousands except for per share data.

Use of Estimates

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue Recognition

       Net sales are generally recorded upon shipment, provided there exists persuasive evidence of an arrangement, the fee is fixed or determinable and collectability of the related receivable is reasonably assured. Allowances, including cash discounts, in-store customer allowances, cooperative advertising allowances, and customer returns, are provided for at the time the revenue is recognized based upon historical experience, current trends in the retail industry and individual customer and product experience.

       Sales to the Company's three largest customers accounted for approximately 13%, 11%, and 10% of consolidated net sales in 2003; approximately 15%, 14%, and 11% respectively, in 2002; and approximately 16%, 15%, and 12% respectively, in 2001. In addition, sales to a fourth customer accounted for approximately 10% of consolidated net sales in 2003 and 2001. No other customer accounted for more than 10% of consolidated net sales during fiscal years 2003, 2002 or 2001. Exports to foreign countries accounted for less than 4% of consolidated net sales in fiscal year 2003 and less than 5% of consolidated net sales in each of the Company's fiscal years ended December 31, 2002 and 2001, respectively.

Cash and Cash Equivalents

       For purposes of the consolidated statements of cash flows, the Company considers all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents. Included on the balance sheet in prepaid and other current assets are securities available for sale of approximately $48,000 and $37,000 at December 31, 2004 and 2003, respectively.

Allowances for Accounts Receivable

       The Company's allowances for receivables are comprised of cash discounts, doubtful accounts, in-store markdowns, cooperative advertising and customer returns. Provisions for doubtful accounts and cooperative advertising are reflected in selling and administrative expenses. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential bad debt losses. The Company does not typically require collateral from its customers. The allowance for customer returns results from the reversal of sales for estimated returns and associated costs. Allowances for in-store markdowns and cooperative advertising reflect the estimated costs of the Company's share of certain promotions by its retail customers. Allowances for accounts receivable are generally at their seasonal highs on December 31. Reductions of allowances occur principally in the first and second quarters when the balances are adjusted to reflect actual charges as processed. Allowances for accounts receivable are estimates made by management based on historical experience, adjusted for current conditions, and may differ from actual results. The provisions (recoveries) for bad debts in 2003, 2002 and 2001 were $(194,000), $448,000 and $(226,000), respectively.

Concentration of Credit Risk

       The Company sells products primarily to major retailers within the United States. The Company's three largest customers accounted for approximately 10%, 8% and 12%, respectively, of consolidated trade receivables (gross of allowances) at December 31, 2003 and approximately 10%, 20% and 13%, respectively, at December 31, 2002.

       The Company, in the normal course of business, is theoretically exposed to interest rate change market risk with respect to borrowings under its revolving credit line. The seasonal nature of the Company's business typically requires it to build inventories during the course of the year in anticipation of heavy shipments to retailers for the upcoming holiday season. The Company's revolving credit borrowings generally peak during the third and fourth quarters. Therefore, a sudden increase in interest rates (which under the Company's 2003 Loan Agreement is presently the prime rate plus a maximum margin of 3.25%) may, especially during peak borrowing periods, have a negative impact on short-term results. The Company is also theoretically exposed to market risk with respect to changes in the global price level of certain commodities used in the production of the Company's products.

       The Company purchases substantially all of its small leather goods, principally wallets, from a single supplier in India. Unexpected disruption of this source of supply could have an adverse effect on the Company's small leather goods business in the short-term depending upon the Company's inventory position and on the seasonal shipping requirements at that time. However, the Company believes that alternative sources for small leather goods are available and could be utilized by the Company within several months. The Company also purchases substantially all of its finished belts and other accessories from a number of suppliers in the United States and abroad. The Company believes that alternative suppliers are readily available for substantially all such purchased items.

Inventories

       Inventories are stated at the lower of cost (principally average cost which approximates FIFO) or market. The Company's inventory is somewhat fashion oriented and, as a result, is subject to risk of rapid obsolescence. Management believes that inventory has been adequately adjusted, where appropriate, and that the Company has adequate channels to dispose of excess and obsolete inventory.

Property Plant and Equipment

       Property, plant and equipment are stated at cost. The Company provides for depreciation of plant and equipment by charges against income which are sufficient to write off the cost of the assets over estimated useful lives of 10-45 years for buildings and improvements and 3-12 years for machinery, equipment and software. Improvements to leased premises are amortized on a straight-line basis over the shorter of the useful life of the improvement or the term of the lease.

       The Company's capital lease obligations for certain equipment are recorded at the lesser of the present value of the minimum lease payments or the fair market value of the leased property at the inception of the lease. The cost of the leased assets is amortized on a straight-line basis over the lesser of the term of the lease obligation or the life of the asset, generally 3 to 5 years. As of December 31, 2004, the capital lease assets were fully depreciated and the capital lease obligations have been fully satisfied.

       Expenditures for maintenance and repairs and minor renewals are charged to expense; betterments and major renewals are capitalized. Upon disposition, cost and related accumulated depreciation are removed from the accounts with any related gain or loss reflected in results of operations.

       In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of, but retains FAS 121's fundamental provisions for (a) recognition and measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. FAS 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations -- Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions (APB 30), for segments of a business to be disposed of but retains the requirement to report discontinued operations separately from continuing operations. The Company adopted SFAS 144, effective January 1, 2002.

       The Company reviews the carrying value of its long-lived assets whenever events and circumstances indicate that the assets might be impaired and the carrying value may not be recoverable. Recoverability of these assets is measured by comparison of the carrying value of the assets to the undiscounted cash flows estimated to be generated by those assets over their remaining economic life. If such assets are considered impaired, the impairment loss is measured by comparing the fair value of the assets to their carrying values. Fair value is determined by either a quoted market price or a value determined by a discounted cash flow technique, whichever is more appropriate under the circumstances involved. During the fourth quarter of 2003, the Company wrote-down the carrying value of certain machinery and equipment at its Norwalk, CT facility, to its estimated fair market value, and recognized an expense of $99,000, which was included in restructuring expenses for the year ending December 31, 2003.

Fair Value of Financial Instruments

       The carrying value of notes payable to banks approximates their fair value due to their variable interest rates.

Advertising Costs

       The Company charges advertising costs to expense as they are incurred. During 2002, the Company adopted Emerging Issues Task Force Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products" ("EITF 01-9"). As a result of adopting EITF 01-9, the Company has reclassified cooperative advertising costs to net revenue and in-store fixturing and display expenditures to cost of goods sold. Both had previously been classified within selling and administrative expense. The Company's adoption of EITF 01-9 reduced net sales for the year ended December 31, 2003 by $676,000; increased cost of sales by $378,000; and reduced selling and administrative expense by $1,054,000. For the year ended December 31, 2002, the adoption of EITF 01-9 reduced net sales by $911,000; increased cost of sales by $539,000; and reduced selling and administrative expense by $1,450,000. For the year ended December 31, 2001, the adoption of EITF 01-9 reduced net sales by $756,000; increased cost of sales by $255,000; and reduced selling and administrative expense by $1,011,000.

Environmental Costs

       In accordance with AICPA Statement of Position 96-1, Environmental Remediation Liabilities, environmental expenditures that relate to current operations are expensed or capitalized, as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Generally, adjustments to these accruals coincide with the completion of a feasibility study or the Company's commitment to a formal plan of action or other appropriate benchmark.

Income Taxes

       The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Net deferred tax assets are recorded when it is more likely than not that such tax benefits will be realized. A valuation allowance is recorded to reflect the estimated realization of the deferred tax asset.

Stock-Based Compensation

       The Company measures the cost of stock-based compensation associated with the stock option plans described in Note H using the "intrinsic value" method. Under this method, the increment of fair value, if any, at the date of grant over the exercise price is charged to expense over the period that the employee provides the associated services. The Company discloses the information required by SAFS No. 123 "Accounting for Stock Based Compensation", which includes information with respect to stock-based compensation determined under the "fair value" method. The Company uses the Black-Scholes formula to determine the fair value of options on the grant date for purposes of this disclosure.

       The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant, and accounts for stock-based compensation for employees in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and follows the disclosure-only alternative under FAS 123, Accounting for Stock Based Compensation (FAS 123) (see Note H).

       Had compensation expense for the Company's Stock Plans been determined consistent with FAS 123, the pro forma net (loss) per share would have been as follows:

	Year Ended December 31,
(Dollars in thousands except per share amounts)	2003	2002	2001

Net (loss) as reported	$ (2,620)	$ (74)	$ (15,718)
Add: Stock-based employee compensation included in reported net (loss)	-	-	-
Deduct: Total stock-based employee compensation determined under fair value based method for all awards	-	-	(86)
Pro forma net (loss)	$ (2,620)	$ (74)	$ (15,804)
Basic and fully diluted net (loss) income per share:
As reported:
Continuing Operations	$ (.47)	$ (.06)	$ (1.10)
Discontinued Operations	-	.05	(1.75)
Net (loss)	$ (.47)	$ (.01)	$ (2.85)
Pro forma:
Continuing Operations	$ (.47)	$ (.06)	$ (1.11)
Discontinued Operations	-	.05	(1.75)
Net (loss)	$ (.47)	$ (.01)	$ (2.86)

       For options granted in 2003, 2002 and 2001, the Company used the Black-Scholes model to calculate the estimated weighted average fair values assuming no dividends, using a risk-free rate of 6.5%, an expected volatility of 99% and expected lives of 5 years.

Net Income (loss) per Share

       Net income (loss) per common share or basic earnings per share amounts are adjusted to include, where appropriate, shares held by the Company's employee stock ownership plan and deemed to be allocated to participants. Net income (loss) per share assuming full dilution includes the effects of options. For the years ended December 31, 2003, 2002 and 2001, basic net loss per share is equal to fully diluted net loss per share as the effect of all options is anti-dilutive.

Comprehensive Income

       Reporting comprehensive income requires that certain items recognized under generally accepted accounting standards as separate components of stockholders' equity be reported as comprehensive income in an annual financial statement that is displayed with the same prominence as the other annual financial statements. This statement also requires that an entity classify items of other comprehensive income by their nature in an annual financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional capital in excess of par value in the equity section of the balance sheet. Reportable other comprehensive income (loss) was $25,000 and ($32,000) in 2003 and 2002, respectively. Income in 2003 resulted primarily from adjustments associated with unrecognized actuarial gains and losses relating to the Company's defined benefit plan and from unrealized gains on securities available for sale. The loss of $(32,000) in 2002 was principally due to adjustments of actuarial gains and losses relating to the Company's defined benefit plan.

Reclassifications

       Certain prior year amounts have been reclassified to be consistent with the current year's presentation.

Recent Accounting Pronouncements

       In November 2002, the Emerging Issues Task Force, or EITF, reached consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Revenue arrangements with multiple deliverables include arrangements which provide for the delivery or performance of multiple products, services and/or rights to use assets where performance may occur at different points in time or over different periods of time. EITF Issue No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of the guidance under this consensus did not have an impact on our financial position, results of operations or cash flows.

       In April 2003, the Financial Accounting Standards Board, or FASB, issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. In particular, SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative discussed in SFAS No. 133, clarifies when a derivative contains a financing component, amends the definition of an "underlying" as initially defined in SFAS No. 133) to conform it to language used in FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and amends certain other existing pronouncements. SFAS No. 149 is effective for all contracts entered into or modified after June 30, 2003, subject to certain exceptions. The adoption of this statement did not have an impact on our financial position, results of operations, or cash flows.

       In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances), while many of such instruments were previously classified as equity or "mezzanine" equity. The statement also requires that income statement treatment be consistent with the balance sheet classification. That is, if the instrument is classified as a liability, payments to the holders are interest expense, not dividends, and changes in value are recorded in earnings. The statement relates to three specific categories of instruments: mandatorily redeemable shares, freestanding written put options and forward contracts that obligate an entity to purchase its own shares, and freestanding contracts that obligate an entity to pay with its own shares in amounts that are either unrelated, or inversely related, to the price of the shares. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective in the first interim period beginning after June 15, 2003. The adoption of this statement did not have an impact on our financial position, results of operations, or cash flows.

       In December 2003, the FASB issued a revision to FASB Interpretation, or FIN, No. 46, Consolidation of Variable Interest Entities. The revised FIN No. 46, which replaces the original FIN No. 46 issued in January 2003, clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. While this interpretation exempts certain entities from its requirements, it also expands the definition of a variable interest entity, or VIE, to a broader group of entities than those previously considered special-purpose entities, or SPE's, and specifies the criteria under which it is appropriate for an investor to consolidate VIE's. Application of the revised FIN No. 46 is required in financial statements of public entities that have interest in structures that are commonly referred to as SPE's for periods ending after December 15, 2003. For all other types of VIE's, application of the revised FIN No. 46 by public entities is required for periods ending after March 15, 2004. The application of this interpretation with respect to structures commonly referred to as SPE's did not have an impact on our financial position, results of operations, or cash flows. We currently do not expect the application of this interpretation with respect to other types of VIE's to have an impact on our financial position, results of operations, or cash flows.

       In December 2003, the Securities and Exchange Commission, or SEC, published Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition. SAB No. 104 was effective upon issuance and supersedes SAB No. 101, Revenue Recognition in Financial Statements, and rescinds the accounting guidance contained in SAB No. 101 related to multiple-element revenue arrangements that was superseded by EITF Issue No. 00-21. Accordingly, SAB No. 104 rescinds portions of the interpretive guidance included in Topic 13 of the codification of staff accounting bulletins. While the wording of SAB No. 104 has changed to reflect the guidance of EITF 00-21, the revenue recognition principles of SAB No. 101 have remained largely unchanged. The adoption of SAB No. 104 did not have an effect on our financial position, results of operations, or cash flows.

C.          Restructuring Charges

       During the fourth quarter of 2003, the Company ceased manufacturing operations at its belt and suspender manufacturing facility in Norwalk, Connecticut and began sourcing its entire belt and suspender merchandise requirements from third-party vendors. As part of this transition, beginning early in the third quarter the Company gradually began to reduce production levels at Norwalk and subsequently reorganized its sourcing and production organizations to better reflect the Company's new supply chain model. In connection with the plant closure, the Company recorded and included in cost of goods sold during the fourth quarter $1,360,000 in non-recurring charges associated with obsolete raw materials and supplies. In addition, the Company also recorded during the fourth quarter a $280,000 restructuring charge associated with severances and other expenses incurred in connection with the plant closure. The Company was also evaluating its ability to sublease the Norwalk facility at a rate sufficient to cover its costs and accordingly, no loss on the lease was recorded. The restructuring charge is stated separately in the accompanying Consolidated Statements of Operations for the year ending December 31, 2003. During 2003, $181,000 was paid representing all of the severance liability payable to the affected employees. The $99,000 balance of 2003's restructuring charge represents a reduction in the cost basis of the machinery and equipment formerly used in the Company's belt and suspender manufacturing operations. No restructuring expenses were recorded in 2002.

       Early in 2001, management determined that the Company would intensify its efforts to reduce costs throughout the organization to streamline operations and reduce net cash requirements. As a consequence of this strategy, the Company recorded a restructuring charge of $845,000 in the first quarter of 2001 for employee severance and related payroll costs associated with staff reductions primarily within certain sales and administrative departments affecting approximately 93 employees. Of the $845,000 charge recorded in 2001, $372,000 was included within discontinued operations and $473,000 was included in the results of continuing operations. The restructuring charges are stated separately in the Consolidated Statements of Operations. During 2002, the Company paid the remaining liability of $8,000, which was included in Other Liabilities on the Company's Consolidated Balance Sheet at December 31, 2001.

D.          Short-Term Borrowings

(Dollars in thousands)	2003	2002

Total lines	$ 30,000	$ 23,000
Weighted average interest rate	7.25%	5.75%
For the year:
Monthly average borrowing outstanding	17,055	16,828
Maximum borrowing outstanding at any month end	23,402	20,490
Monthly interest rate (weighted average)	6.28%	6.54%
Balance at December 31	15,055	11,971

       The average amounts outstanding and weighted average interest rates during each year are based on average monthly balances outstanding under the Company's revolving credit facility for seasonal working capital needs.

       On April 17, 2003, the Company signed a new $30,000,000 Loan and Security Agreement (as amended to date, the "2003 Loan Agreement") with Congress Financial Corporation (New England) ("Congress"). The new financing replaced the Company's Revolving Credit and Security Agreement dated July 27, 1998 between the Company and PNC Bank, National Association (as amended, the "1998 Revolving Credit Agreement") and is collateralized by substantially all of the Company's assets, including domestic accounts receivable, inventory, and machinery and equipment. In addition, the 2003 Loan Agreement prohibits the Company from paying dividends, imposes limits on additional indebtedness for borrowed money, and contains minimum earnings before interest, taxes, depreciation, and amortization (EBITDA) requirements. The original terms of the 2003 Loan Agreement permit the Company to borrow against a percentage of eligible accounts receivable and eligible inventory at a maximum interest rate equal to Wachovia Bank, National Association's ("Wachovia") prime lending rate plus 1.25%, or at Wachovia's Eurodollar rate plus 3.25%. The Company is required to pay an unused line fee monthly of .5% on the amount by which $25,000,000 exceeds the average daily balance of loans and letters of credit outstanding.

       As previously announced, as of September 30, 2003, the Company was not in compliance with the EBITDA covenant in the 2003 Loan Agreement. Since that date, and from that date through the date of the Form 10-K, the Company has not been in compliance with the covenant, which is measured, on a cumulative basis, as at the end of each month. As a result, extensions of credit under the 2003 Loan Agreement were at the discretion of Congress at an interest rate 200 basis points higher than the stated maximum rate. In February 2004, the Company and Congress entered into an agreement, which has since been extended, under which Congress has agreed not to take any action with respect to the Company's non-compliance with this covenant, and to continue to make loans to the Company on terms set forth in that agreement and in the 2003 Loan Agreement. The Company has had discussions recently with several prospective lenders, as well as with Congress, with regard to proposed new credit arrangements that would provide the Company with adequate financing to fund its operations through 2004 and beyond. The Company is in the process of negotiating the terms and conditions of a new financing agreement with one of those lenders and anticipates finalizing a new credit agreement within the next 60 to 90 days. At December 31, 2003, $521,000 was included in other assets on the Company's Consolidated Balance Sheet in connection with unamortized deferred financing fees associated with the 2003 Loan Agreement.

       At December 31, 2002 and 2001, the Company was not in compliance with certain covenants as required by the 1998 Revolving Credit Agreement as amended, between the Company and PNC Bank, National Association.  PNC Bank, NA subsequently waived those requirements as of and for the quarters ended December 31, 2002 and 2001.

E.          Income Taxes

The components of income taxes are as follows:
(Dollars in thousands)

Provision (benefit) for income taxes:	2003	2002	2001

Currently payable (recoverable):
Federal	$ -	$ (2,594)	$ (3,032)
	-
Deferred:
Federal	-	-	1,450
		-	1,450

Total provision (benefit)	$ -	$ (2,594)	$ (1,582)

Deferred tax provision (benefit):

Deferred compensation	126	1,095	542
Corporate owned life insurance	-	-	(1,097)
Gain on sale of assets	240	185	(1,739)
Federal NOL carryforwards	(921)	420	(1,042)
State NOL carryforwards	(224)	(356)	(687)
AMT credit carryforwards	-	(562)	(175)
Other items	99	(383)	892
Valuation allowance	680	(399)	4,756

	$ -	$ -	$ 1,450

A reconciliation of the Company's effective income tax rate is as follows:

Statutory federal income tax rate	(34.0) %	(34.0) %	(34.0) %
State income taxes, net of federal tax benefit	(8.6)	8.0	(5.1)
Life insurance	-	-	1.8
Valuation allowance	37.8	(19.6)	27.5
Curtailment loss on post-retirement plan	-	(4.4)	-
Deferred expenses from sale of women's division	-	(10.1)	-
Foreign tax rate differentials	-	-	.3
AMT credits	-	(24.8)	-
Other items, net	4.8	(2.5)	.3

	- %	(87.4)%	(9.2)%

Components of the net deferred tax asset:

Deferred tax assets:
Accounts receivable reserves	$ 1,335	$ 1,567	$ 1,577
Deferred compensation	487	613	1,708
Inventory capitalization	489	520	520
Postretirement benefits	1,355	1,220	1,096
Inventory reserves	315	336	336
Workman's compensation	184	169	133
Termination costs	1	4	40
Gain on sale of assets	1,405	1,645	1,830
Federal NOL carryforwards	1,543	622	1,042
State NOL carryforwards	1,632	1,408	1,052
AMT credit carryforwards	737	737	175
Environmental costs	566	600	640
Other	378	365	143
Gross deferred asset	10,427	9,806	10,292
Deferred tax liabilities:

Depreciation	(182)	(241)	(328)
Valuation allowance	(10,245)	(9,565)	(9,964)

Net deferred tax asset	$ -	$ -	$ -

       At December 31, 2003, the Company had federal and state net operating loss carryforwards of approximately $4,538,000 and $29,670,000 which expire through 2023 and 2008, respectively. The alternative minimum tax credit carryforward of approximately $737,000 at December 31, 2003, currently does not expire.

F.          Long-Term Obligations

Long-term obligations, excluding the current portion, at December 31, were as follows:

(Dollars in thousands)	2003	2002

Benefits under 1987 Deferred Compensation
Plan and Postretirement benefits (See Note G)	$ 4,079	$ 3,943
Environmental liabilities (See Note I)	1,379	1,414
Supplemental death benefits	49	50
Deferred gain on sale of assets (See Note I)	2,958	3,426
Obligation on property sublease	553	631

	$ 9,018	$ 9,464

G.          Employee Benefits

       Effective January 1, 1994, the Company amended and restated the Swank, Inc. Employees' Stock Ownership Plan in a merger with the Swank, Inc. Employees' Stock Ownership Plan No. 2 and the Swank, Inc. Savings Plan. The combined plans became The New Swank, Inc. Retirement Plan (the "Plan"). The Plan incorporates the characteristics of the three predecessor plans, covers substantially all full time employees and reflects the Company's continued desire to provide added incentives and to enable employees to acquire shares of the Company's Common Stock. The cost of the Plan has been borne by the Company.

       The savings (401(k)) component of the Plan provides employees an election to reduce taxable compensation through contributions to the Plan. Matching cash contributions from the Company are determined annually at the Board's discretion. Shares of Common Stock acquired by the stock ownership component of the Plan are allocated to participating employees to the extent of contributions to the Plan, as determined annually at the discretion of the Board of Directors, and are vested on a prescribed schedule. Expenses for the Company's contributions to the Plan were $17,000, $47,000 and $218,000 in 2003, 2002 and 2001, respectively. At December 31, 2003 and 2002, the Plan held a total of 3,223,184 and 3,279,299 shares, respectively, of the Company's outstanding stock, all of which has been allocated to participants. The Company from time to time makes loans to the Plan at an interest rate equal to the Prime lending rate plus 2 percentage points per annum to provide the Plan with liquidity, primarily to enable the Plan to make distributions of cash rather than shares to former employees. There were no outstanding obligations due from the Plan at December 31, 2003 or December 31, 2002.

       In October 1999, the Plan's 401(k) Savings and Stock Ownership Plan Committee authorized the repurchase by the Plan of up to 600,000 shares of the Company's common stock. Purchases will be made at the discretion of the Plan's trustees from time to time in the open market and through privately negotiated transactions, subject to general market and other conditions. Repurchases are intended to be financed by the Plan with its own funds and from any future cash contributions made by the Company to the Plan. Shares acquired will be used to provide benefits to employees under the terms of the Plan. Since the repurchase plan was authorized in October 1999, the Plan has repurchased 96,667 shares. There were no shares purchased during 2003 or 2002.

       The Company provides postretirement life insurance, supplemental pension and medical benefits for certain groups active and retired employees. The postretirement medical plan is contributory, with contributions adjusted annually; the death benefit is noncontributory. The Company recognizes the cost of postretirement benefits over the period in which they are earned and amortizes the transition obligation for all plan participants on a straight-line basis over a 20 year period which began in 1993.

       The following table sets forth a reconciliation of the beginning and ending balances of the Company's postretirement benefits and defined benefits under its 1987 Deferred Compensation Plan described below:
(Dollars in thousands)
	Postretirement Benefits		Defined Benefits

Change in Benefit Obligation	2003	2002	2003	2002

Benefit obligation at beginning of year:	$ 5,948	$ 5,192	$ 1,591	$ 1,873
Service cost	14	11	-	-
Interest cost	354	375	62	99
Participants' contributions	20	12	-	-
Amendments	-	(2)	-	-
Actuarial (gain) loss	343	663	14	55
Benefits paid	(202)	(303)	(433)	(436)

Benefit obligation at end of year	$ 6,477	$ 5,948	$ 1,234	$ 1,591

Change in Plan Assets

Fair value of plan assets at beginning of year	$ -	$ -	$ -	$ -
Employer contributions	183	291	433	436
Participants' contributions	20	12	-	-
Benefits paid	(203)	(303)	(433)	(436)
Fair value of Plan assets at end of year	-	-	-	-
Funded status	$ (6,477)	$ (5,948)	$ (1,234)	$ (1,591)
Unrecognized actuarial (gain) loss	1,998	1,748	109	123
Unrecognized transition obligation	1,047	1,167	-	-

Accrued benefit cost (1)	$ (3,432)	$ (3,033)	$ (1,125)	$ (1,468)

        (1)     Amounts totaling $587,000 and $683,000 have been included in accrued employee compensation as of December 31, 2003 and 2002, respectively. The remaining balance has been included in long-term obligations as set forth in Note F.

       The weighted-average discount rate used in determining the accumulated benefit obligations was 5.75%, 6.10%, and 6.95% at December 31, 2003, 2002, and 2001, respectively. For measurement purposes, a 5.5% annual rate of increase in the per capita cost of covered Medicare Part B health care benefits is assumed for 2003 and all years thereafter. An 11.0% annual rate of increase in the per capita cost of AARP Medicare Supplemental Coverage is assumed for 2003. This rate is assumed to decrease gradually to 5.5% in 2006 and remain at that level thereafter. A 7.7% annual rate of increase in the per capita cost for Pre-65 Continuation of Medical Coverage is assumed for 2003. This rate is assumed to decrease gradually to 5.5% in 2006 and remain at that level thereafter.

       The weighted-average discount rate used in determining the accumulated benefit obligations of the defined benefit plan was 4.5%, 6.0%, and 6.5% at December 31, 2003, 2002, and 2001, respectively.

       Net periodic postretirement and defined benefit cost for 2003, 2002 and 2001 included the following components:

(Dollars in thousands)	Postretirement Benefits			Defined Benefits

	2003	2002	2001	2003	2002	2001

Service cost	$ 14	$ 11	$ 20	$ -	$ -	$ -
Interest cost	354	375	344	62	99	126
Recognized actuarial (gain) loss	94	78	38	28	17	12
Amortization of transition obligation	119	120	120	-	-	-
Net periodic benefit costs included in selling and administrative expenses	$ 581	$ 584	$ 522	$ 90	$ 116	$ 138

       The Company has multiple health care and life insurance postretirement benefit programs which are generally available to executives. The health care plans are contributory (except for certain AARP and Medicare Part B coverage) and the life insurance plans are noncontributory. A portion of the life insurance benefits are fully insured through group life coverage and the remaining life benefits are self-insured. Life insurance contracts have been purchased on the lives of certain employees in order to fund postretirement death benefits to beneficiaries of salaried employees who reach age 60 with ten years of service. Proceeds from these contracts are expected to be adequate to fund the Company's obligations. The cost of these contracts is included in the annual postretirement cost shown above.

       Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point decrease in assumed health care cost trend rates would decrease the total of service and interest cost by $14,000 and the postretirement benefit obligation by $245,000 respectively, while a one-percentage point increase would increase the total of service and interest cost by $12,000 and the postretirement benefit obligation by $219,000, respectively.

       In 1987, the Company adopted a deferred compensation plan (the "1987 Plan") available to certain key executives for the purpose of providing retirement benefits. Interest credited to participants' accounts is paid at retirement in the form of a monthly annuity over a period of ten years. All compensation that was deferred under the 1987 Plan has been returned to participants. The 1987 Plan was amended at the end of 1998 to change the method of determining future interest credits on participants' accounts. Life insurance contracts intended to fund 1987 Plan benefits through future death proceeds had been purchased on the lives of the participants and on certain other employees. However, as described in Note E, these contracts were surrendered in November 1998 with a corresponding reduction in gross cash surrender value and policy loans as set forth below.  In 1999, the Company determined that it would be advantageous to place all remaining participants in the 1987 Plan who were not currently receiving benefits into payout status, effective January 1, 2000. Participants will receive benefit payments over ten years resulting in the elimination of the Company's liability under the 1987 Plan by the end of 2009.

       In 1993, the Company established a deferred compensation plan for certain key executives (the "1993 Plan") that provided for payments of the amounts deferred and the earnings thereon upon retirement, death or other termination of employment. In connection with the 1993 Plan, the Company purchased variable life insurance contracts on the lives of participants and on certain other employees which had been held in a grantor trust. During the third quarter of 2002, the Company determined that it would be advantageous to terminate the 1993 Plan and surrendered the underlying insurance policies. The proceeds were used to distribute all remaining vested benefits to participants as of the termination date. At December 31, 2003 and 2002, the Company had no remaining liability under the 1993 Plan. The net cost incurred by the Company related to the 1993 Plan was $70,000 in both 2002 and 2001 and was included in selling and administrative expenses. No costs were incurred in connection with the 1993 Plan in 2003.

       The Company uses loans against the policy cash values to pay part or all of the annual life insurance premiums, except for the variable life policies. The life insurance policies state that the Company has the legal right of offset. The aggregate gross cash surrender value of all policies was approximately $5,724,000 and $5,498,000 at December 31, 2003 and 2002, respectively, which is included in other assets, net of policy loans aggregating approximately $2,558,000 and $2,447,000 respectively. The Company has no intention of repaying any policy loans and expects that they will be liquidated from future death benefits or by surrender of the policies. Interest on policy loans amounted to approximately $143,000, $142,000 and $137,000 in 2003, 2002 and 2001, respectively, and is included in the net costs of the various plans described above. The weighted average interest rate on policy loans was 5.7%, 5.7%, and 6.0% at December 31, 2003, 2002 and 2001, respectively.

H.          Stock Options

       In 1994, the Company established a directors' stock option plan pursuant to which options may be granted to non employee directors to purchase 50,000 shares of Common Stock at market value on the date of grant. Options granted under this plan are for a period of five years and are immediately exercisable. The Company granted options for 3,333 and 3,333 shares of Common Stock under this plan in 2003 and 2002, respectively. No options were granted in 2001. At December 31, 2003, a total of 6,667 shares of Common Stock were reserved for future grants under the directors' plan.

       In April 1998, the Company's stockholders approved the Swank, Inc. 1998 Equity Incentive Compensation Plan (the "1998 Plan") which replaced the Company's prior incentive stock plans, all of which had expired by their terms. The 1998 Plan permits the Company's Board to grant a maximum of 1,000,000 shares to key employees through stock options, stock appreciation rights, restricted stock units, performance awards and other stock-based awards. The Company granted options for 725,000 shares under the 1998 Plan in 2001. These shares vest immediately. No awards were granted by the Board in either 2003 or 2002. At December 31, 2003, a total of 375,000 shares of Common Stock were reserved for future grants under the 1998 Plan.

       The following table summarizes stock option activity for the years 2001 through 2003:

		Weighted Average
	Option Shares	Exercise Price

Outstanding at December 31, 2000	231,967	$ 2.83
Forfeited	(26,667)	2.81
Expired	(185,300)	2.81
Granted	725,000.17
Outstanding at December 31, 2001	745,000	$ .25
Forfeited	(106,668)	.35
Expired	(3,332)	2.34
Granted	3,333.18
Outstanding at December 31, 2002	638,333	$ .22

Forfeited	-	-

Expired	(3,333)	3.84

Granted	3,333.22

Outstanding at December 31, 2003	638,333	$ .20

       For options granted in 2003, 2002 and 2001, the Company used the Black-Scholes model to calculate the estimated weighted average fair values, assuming no dividends, which were approximately $.14, $.14, and $.13, respectively, using a risk-free rate of 6.5%, and an expected volatility of 99% in each year, and expected lives of 5 years in each of 2003, 2002 and 2001, respectively. Pro forma net (loss) and pro forma net (loss) per share for options granted using the fair value method was approximately $(2,620,000) and $(.47) per share in 2003, $(74,000) and $(.01) per share in 2002 and $(15,804,000) and $(2.86) per share in 2001. The impact of the option grants in 2003 and 2002 was immaterial and did not change the reported amounts of proforma net (loss) and proforma net (loss) per share from those reported amounts before their inclusion.

       Options outstanding as of December 31, 2003 were as follows:

		Weighted	Weighted		Weighted
Exercise	Shares	Average	Average	Shares	Average
Price	Outstanding	Life (Years)	Price	Exercisable	Price

$.17	625,000	2.92	$ .17	625,000	$ .17
$.18 - $3.66	13,333	2.42	$ 1.62	13,333	$ 1.62

Total	638,333	2.91	$ .20	638,333	$ .20

       At December 31, 2003 and 2002, all outstanding stock options were exercisable and the weighted-average exercise prices were $.20 and $.22, respectively.

I.          Commitments and Contingencies

       The Company leases certain of its warehousing, sales and office facilities, automobiles and equipment under non-cancelable long-term operating leases. Certain of the leases provide renewal options ranging from one to ten years and escalation clauses covering increases in various costs. Total rental expenses amounted to $3,248,000, $3,014,000 and $3,361,000 in 2003, 2002 and 2001 respectively.

       Future minimum lease payments under non-cancelable operating leases as of December 31, 2003 are as follows:
(Dollars in thousands)

2004	$ 2,422
2005	2,264
2006	1,481
2007	1,339
2008	1,211
Thereafter	1,676

Total minimum payments	$ 10,393

       On May 2, 2001, the Company completed the sale and lease-back of its manufacturing facility in South Norwalk, Connecticut. The net proceeds to the Company of the sale of its manufacturing facility were approximately $5,800,000 reflecting a sale price of $6,100,000 less direct fees and expenses associated with the sale. Under the terms of the contract of sale, the Company was also required to fund an escrow payment of $685,400 for roof repairs and general maintenance over the life of the lease. At December 31, 2003, the escrow fund balance was approximately $10,000. The sale-leaseback transaction resulted in a deferred gain of approximately $4,700,000 that was recorded on the Company's Consolidated Balance Sheet at closing and is being amortized over the lease term. The Company recorded amortization income as an offset to the related rent expense included in cost of goods sold of $467,000 for the each of the years ended December 31, 2003 and 2002.

       During the first quarter of 2004, the Company and the landlord of its South Norwalk facility entered into a termination agreement under which the lease for that facility was terminated effective April 1, 2004. The Company paid $250,000 to the landlord upon signing of the agreement, which also provides for payments to the landlord of an additional $1,250,000, in installments, during the period from April 2004 through March 2006. During the first quarter of 2004, the Company anticipates that it will record a pretax net gain on the lease termination of approximately $1,400,000. The net gain consists of approximately $1,500,000 and $400,000 in charges to reflect the costs associated with terminating the Norwalk lease and the write-off of certain related fixed assets, respectively, offset by a credit of $3,300,000 reflecting the recognition of the unamortized balance of the deferred gain on the sale of Norwalk which was recorded at the time of the sale and lease-back transaction. The Company estimates its remaining liabilities under the lease, had it not been terminated, would have been approximately $2,586,000.

       The Company owns the rights to various patents, trademarks, trade names and copyrights and has exclusive licenses to market certain products in specified territories, principally in the United States. The Company's licenses for "Tommy Hilfiger", "Geoffrey Beene", "Guess?", "Kenneth Cole", "Claiborne for Men", "Field & Stream" and "Pierre Cardin" collectively may be considered material to the Company's business. The Company is obligated to pay minimum royalty and advertising under certain license agreements as follows: 2004 - $6,708,000; 2005 - $1,398,000; and 2006 - $999,000. Generally, the license agreements require the Company to provide various forms of advertising and promotional support determined as a percentage of annual net sales of licensed merchandise and licensors generally retain audit rights for a specified period. The Company also pays a percentage of net sales to a consulting firm controlled by one of the Company's directors in connection with a license agreement which that firm introduced to the Company. Royalty payments due by the Company in connection with this agreement were approximately $69,000, $68,000 and $66,000 for the years ended December 31, 2003, 2002 and 2001, respectively. The Company regularly assesses the status of its license agreements and anticipates renewing those contracts expiring in 2004, subject to the negotiation of terms and conditions satisfactory to the Company.

       On June 7, 1990, the Company received notice from the United States Environmental Protection Agency ("EPA") that it, along with fifteen others, had been identified as a Potentially Responsible Party ("PRP") in connection with the release of hazardous substances at a Superfund Site located in Massachusetts. This notice does not constitute the commencement of a proceeding against the Company or necessarily indicate that a proceeding against the Company is contemplated. The Company, along with six other PRP's, have voluntarily entered into an Administrative Order pursuant to which, inter alia, they have undertaken to conduct a remedial investigation/feasibility study ("RI/FS") with respect to the alleged contamination at the site.

       The remedial investigation of the site is ongoing, although it is anticipated that the RI/FS will be completed by the Spring of 2004.  EPA is expected to announce its Record of Decision during the summer of 2004.  The Massachusetts Superfund site is adjacent to a municipal landfill that is in the process of being closed under Massachusetts law.  It is unlikely that this matter will have a material adverse effect on the Company's operating results, financial condition or cash flows because once the FS is approved by the EPA, the Company's obligation under its Consent Order will cease. The Company's share of costs for the RI/FS is being allocated on an interim basis at 12.52%. Due to the withdrawal of two PRP's, however, the Company expects that the respective shares of these costs in the future will be reallocated among the remaining members of the PRP Group. At December 31, 2003 and 2002 the Company had accrued approximately $1,045,000 and $1,179,000 respectively in connection with this site based on the assumption that the issues relating to the Company's future obligations, the availability of federal funding and the allocation of costs relating to the completion of the RI/FS, among others, may not be resolved for many years and that significant legal and technical fees and expenses may still be incurred prior to such resolution. The Company believes that it has adequate reserves for the potential costs associated with this site.

       In September 1991, the Company signed a judicial consent decree relating to the Western Sand and Gravel site located in Burrillville and North Smithfield, Rhode Island which was entered on August 28, 1992 by the U.S. District Court for the District of Rhode Island. The most likely scenario for remediation of ground water at this site is through natural attenuation which will be monitored over a period of up to 24 years. Estimates of the costs of remediation range from approximately $2,800,000 for natural attenuation to approximately $7,800,000 for other remediation. Based on current participation, the Company's share is 8.66% of approximately 75% of the costs. At December 31, 2003 and 2002 the Company had accrued approximately $389,000 and $409,000 respectively, in connection with this site based on the results of tests conducted in 2000 and 1999. Management believes that costs related to remediation of this site will not have a material adverse effect on the Company's operating results, financial condition or cash flows based on the results of periodic tests conducted at the site. The Company believes that it has adequate reserves for the potential costs associated with this site.

       The estimated liability for costs associated with environmental sites is included in Long-term obligations in the accompanying Consolidated Balance Sheets (See Note F), exclusive of additional currently payable amounts of approximately $55,000 and $174,000 included in Other liabilities in 2003 and 2002, respectively. These amounts have not been discounted. Management believes that the accompanying financial statements include adequate provision for environmental exposures.

       In the ordinary course of business, the Company is contingently liable for performance under letters of credit of approximately $767,000 at December 31, 2003. The Company is required to pay a fee quarterly presently equal to 4.25% per annum on the outstanding letter of credit.

       The Company is also a party to employment agreements with certain of its executive officers that provide for the payment of compensation and other benefits during the term of each executives' employment and, under certain circumstances, for a period of time following their termination.

J.          Promotional Expenses

       Substantial expenditures for advertising and promotion are considered necessary to maintain and enhance the Company's business and, as described in Note I to the consolidated financial statements, certain license agreements require specified levels of spending. These expenditures are included in selling and administrative expenses in the year incurred.

       During 2002, the Company adopted Emerging Issues Task Force Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products" ("EITF 01-9"). As a result of adopting EITF 01-9, the Company has reclassified cooperative advertising costs as a reduction to net sales and in-store fixturing and display expenditures to cost of goods sold. Both had previously been classified as promotional expenditures within selling and administrative expense. The Company's adoption of EITF 01-9 reduced net sales for the year ended December 31, 2003 by $676,000; increased cost of sales by $378,000; and reduced selling and administrative expense by $1,054,000. For the year ended December 31, 2002, the adoption of EITF 01-9 reduced net sales by $911,000; increased cost of sales by $539,000; and reduced selling and administrative expense by $1,450,000. For the year ended December 31, 2001, the adoption of EITF 01-9 reduced net sales by $756,000; increased cost of sales by $255,000; and reduced selling and administrative expense by $1,011,000.

       Advertising and promotional expense exclusive of cooperative advertising and display expenditures, in 2003, 2002 and 2001, were $1,999,000, $2,016,000, and $1,255,000, respectively.

K.	Disclosures About Segments of an Enterprise and Related Information and Discounted Operations

       The Company follows SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which establishes standards for the way that public business enterprises report information about operating segments. Operating segments are defined as components of a company for which separate financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and to assess financial performance.

       Subsequent to the Company's disposition of its women's costume jewelry division (see below) the Company has been engaged in one business, the sale of men's accessories consisting of belts, wallets and other small leather goods, suspenders and jewelry. The Company and its customer relationships are organized around this one business segment. The Company's products are sold principally domestically through department stores and to a lesser extent, through specialty stores and mass merchandisers.

Discontinued Operations

       On July 23, 2001, the Company sold certain of its women's costume jewelry division's assets pursuant to an Agreement dated July 10, 2001 (the "Agreement") between the Company and K&M. Pursuant to the Agreement, the Company sold to K&M inventory, accounts receivable and miscellaneous other assets relating to the Company's Anne Klein, Anne Klein II, Guess?, and certain private label women's costume jewelry businesses. The purchase price paid by K&M to the Company at the closing of the transactions contemplated by the Agreement was approximately $4,600,000. K&M also assumed the Company's interest in its respective license agreements with Anne Klein, a division of Kasper A.S.L., Ltd., and Guess? Licensing Inc. and certain specified liabilities. The cash portion of the purchase price was subject to adjustment. In connection with the sale to K&M, the Company and K&M entered into an agreement whereby the Company provided certain operational and administrative services to and on behalf of K&M for a period of time extending from the closing date through December 31, 2001 (the "Transition Agreement"). As provided by the Transition Agreement, the Company was reimbursed by K&M in 2001 for its direct costs associated with performing the transition services. During 2002, the Company and K&M resolved all remaining purchase price and transition-related issues associated with the Agreement and recorded as an adjustment to the loss on disposal a reduction of $300,000 to the reserve it had established at December 31, 2001 to provide for potential claims. In 2001, Company recorded a non-recurring charge of $5,957,000 in connection with the disposal of it women's jewelry business, net of an income tax benefit of $810,000. The components of this charge are set forth below:
(Dollars in thousands)
Description	Amount
Difference between net book value of assets sold and cash proceeds received	$2,748
Accrual for certain remaining liabilities associated with the Company's women's jewelry business including lease obligations and minimum royalties for licenses not transferred to K&M	1,981
Additional reserves for women's jewelry assets not sold to K&M	1,544
Legal, professional, and other fees and expenses associated with the disposition of the women's jewelry business	494
Loss on disposition before tax benefit	6,767
Income tax (benefit)	(810)
Total loss on disposition	$5,957

       The disposition of the women's jewelry business represents the disposal of a business segment under Accounting Principles Board Opinion No. 30. Accordingly, the results of this operation have been classified as discontinued, and prior periods have been adjusted with certain fixed overhead charges reallocated to the remaining Men's Accessories business segment.

L.        Quarterly Financial Data (unaudited)

       The Company believes that the results of operations are more meaningful on a seasonal basis (approximately January-June and July-December) than on a quarterly basis. The timing of shipments can be affected by the availability of materials, retail sales and fashion trends. These factors may shift volume and related earnings between quarters within a season differently in one year than in another.

(Dollars in thousands)	First	Second	Third	Fourth

2003
Net sales	$ 18,311	$ 22,385	$ 24,785	$ 29,364
Gross profit	4,554	6,601	6,563	8,644
Income (loss) from continuing operations	(2,634)	(544)	(567)	1,125
Income (loss) from discontinued operations	-	-	-	-
Net income (loss)	(2,634)	(544)	(567)	1,125
Net income (loss) per common share basic and diluted:
Continuing operations	$ (.48)	$ (.10)	$ (.10)	$ .21
Discontinued operations	-	-	-	-
Net income (loss)	$ (.48)	$ (.10)	$ (.10)	$ .21

2002
Net sales	$ 21,031	$ 22,763	$ 27,004	$ 29,213
Gross profit	5,082	7,046	7,858	8,168
Income (loss) from continuing operations	(1,669)	(945)	127	2,113
Income (loss) from discontinued operations	-	300	-	-
Net income (loss)	(1,669)	(645)	127	2,113
Net income (loss) per common share basic and diluted:
Continuing operations	$ (.30)	$ (.17)	$ .02	$ .39
Discontinued operations	-	.05	-	-
Net Income (loss)	$ (.30)	$ (.12)	$ .02	$ .39

M.          Subsequent Events

       As previously discussed in Footnote D, as of September 30, 2003, the Company was not in compliance with the EBITDA covenant in the 2003 Loan Agreement. Since that date, and from that date through the date of the Form 10-K, the Company has not been in compliance with the covenant, which is measured, on a cumulative basis, as at the end of each month. As a result, extensions of credit under the 2003 Loan Agreement were at the discretion of Congress at an interest rate 7200 basis points higher than the stated maximum rate. In February 2004, the Company and Congress entered into an agreement, which has since been extended, under which Congress has agreed not to take any action with respect to the Company's non-compliance with this covenant, and to continue to make loans to the Company on terms set forth in that agreement and in the 2003 Loan Agreement. The Company has had discussions recently with several prospective lenders, as well as with Congress, with regard to proposed new credit arrangements that would provide the Company with adequate financing to fund its operations through 2004 and beyond. The Company is in the process of negotiating the terms and conditions of a new financing agreement with one of those lenders and anticipates finalizing a new credit agreement within the next 60 to 90 days. At December 31, 2003, $521,000 was included in other assets on the Company's Consolidated Balance Sheet in connection with unamortized deferred financing fees associated with the 2003 Loan Agreement.

       During the first quarter of 2004, the Company and the landlord of its South Norwalk, Connecticut facility entered into an agreement under which the lease for that facility has been terminated effective April 1, 2004. The Company paid $250,000 to the landlord upon signing of the termination agreement, which also provides for payments to the landlord of an additional $1,250,000, in installments, during the period from April 2004 through March 2006. The Company estimates its remaining liabilities under the lease, had it not been terminated, would have been approximately $2,586,000. Reference is made to Footnote I of the Notes to Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information concerning the termination of this lease.

       On April 1, 2004, Marshall Tulin, Chairman of the Board of the Company, (the "Investor"), loaned $350,000 to the Company pursuant to the terms of a convertible subordinated promissory note (the "Note") issued by the Company to the Investor. The Note is expressly subordinate in right of payment to the Company's senior secured debt, has a maturity of three years, and pays interest at an annual rate of 7 percent, payable quarterly. The Investor has the option at maturity to convert the principal amount of his Note into shares of the Company's common stock pursuant to a formula based on the greater of the aggregate market value of the Company, or its going concern value as determined by an investment banking firm or nationally recognized accounting firm, on the conversion date. The number of shares of the Company's common stock that may be issued under the Note may not exceed 10% of the then issued and outstanding shares of the Company's common stock on the conversion date. The Company, at its option, may prepay the Note at any time without premium or penalty.

About the Company

       Swank, Inc. is a leading distributor of men's belts, leather accessories, suspenders and jewelry. The Company is dedicated to maintaining style and quality leadership in the broad diversity of products it markets.

       The Company's customers are primarily major retailers within the United States. Sales have become more concentrated as a result of consolidations within the retail industry. The Company's ten largest customers represented approximately 70% of consolidated net sales in 2003 and 73% in 2002.

       In order to appeal to a large economic cross-section of the buying public, most of Swank's collections are offered in a wide variety of styles and price ranges.

       The Company takes great pride in the strength of its consumer franchise and the brand name recognition of its products, which at December 31, 2003 included "Geoffrey Beene", "Pierre Cardin", "Claiborne", "Kenneth Cole", "Tommy Hilfiger", "Guess?", "Colours by Alexander Julian", "Field & Stream", and "Swank".

       Approximately 44 sales people and regional managers are engaged in the sale of Company products, working out of offices located in two major cities in the United States. At December 31, 2003, the Company employed approximately 293 people, all located in the United States.

       During 2003, Swank closed its production facility in South Norwalk, Connecticut. At December 31, 2003, the Company operated a distribution facility in Taunton, Massachusetts and 9 factory outlet stores in 7 states.

Market for the Registrant's Common Equity and Related Stockholder Matters

          The Company's Common Stock is traded in the over-the-counter market under the symbol SNKI. The following table sets forth for each quarterly period during the last two fiscal years the high and low bid prices for the Company's Common Stock, as reported by thestreet.com (which prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions).

	2003		2002

Quarter	High	Low	High	Low
First	$.25	$.08	$.28	$.13
Second	.20	.13	.24	.10
Third	.34	.13	.19	.11
Fourth	.28	.12	.16	.05
For the Year	$.34	$.08	$.28	$.05

            Number of Record Holders at June 21, 2004  -  1,262

           The 2003 Loan Agreement prohibits the payment of cash dividends on the Company's Common Stock (see "Management's Discussion and Analysis of Financial Condition and Results of Operations"). The Company has not paid any cash dividends on its Common Stock during the last two fiscal years and has no current expectation that cash dividends will be paid in the foreseeable future.

Form 10-K

       The Company's Annual Report on Form 10-K will be furnished without charge to stockholders. Written requests for this report should be forwarded to Mr. Jerold R. Kassner, Corporate Secretary, Swank, Inc., P.O. Box 2962, Attleboro, Massachusetts 02703-0962.

Corporate Information
Board of Directors	Corporate Data
Eric P. Luft Senior Vice President , Men's Accessories Division	Administrative Offices 6 Hazel Street Attleboro, MA 02703
James E. Tulin Senior Vice President, Merchandising	Executive and National Sales Offices 90 Park Avenue New York, NY 10016
John J. Macht The Macht Group, Retail and Marketing Consultants	International Division Sales Offices 90 Park Avenue New York, NY 10016
John Tulin President and Chief Executive Officer	Regional Sales Offices Atlanta and New York
Marshall Tulin Chairman of the Board	Distribution Facility Taunton, MA
Raymond H. Vise Retired Senior Vice President	General Counsel Jenkens & Gilchrist Parker Chapin LLP 405 Lexington Avenue New York, NY 10174
Independent Accountants BDO Seidman, LLP 150 Federal Street Boston, MA 02110
Transfer Agent and Registrar American Stock Transfer & Trust Company 40 Wall Street New York, NY 10005
Corporate Officers
Marshall Tulin Chairman of the Board	Melvin Goldfeder Senior Vice President- Special Markets	William F. Rubin Senior Vice President- Regional Sales
John Tulin President and Chief Executive Officer	Eric P. Luft Senior Vice President- Men's Accessories Division	James E. Tulin Senior Vice President- Merchandising
Paul Duckett Senior Vice President- Distribution and Retail Store Operations	Jerold R. Kassner Senior Vice President- Chief Financial Officer Secretary and Treasurer	Arthur T. Gately, III Vice President- Administration